Filed pursuant to Rule 424(b)(5)
Registration No. 333-155663

Prospectus Supplement To Prospectus Dated January 8, 2009

$22,000,000

CIBER, Inc.

8,000,000 Shares of Common Stock, $0.01 par value per share

We are offering 8,000,000 shares of our common stock, par value $0.01 per share.

Our common stock is traded on the New York Stock Exchange under the symbol “CBR.” The last reported sale price of our common stock on the New York Stock Exchange was $3.43 on February 19, 2009.

Investing in shares of our common stock involves risks. See the section entitled “Risk Factors” beginning on page S-8 of this prospectus supplement.

	Per Share	Total

Public Offering Price	$2.75	$22,000,000
Underwriting Discount	$0.15	$1,200,000
Proceeds, Before Expenses, to us.	$2.60	$20,800,000

We have granted the underwriters a 30 day option to purchase from us, at a price equal to the public offering price less the underwriting discount, up to an additional 1,000,000 shares of common stock sold in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect that the shares of common stock will be ready for delivery in book-entry form through the facilities of the Depository Trust Company on or about February 25, 2009.

Roth Capital Partners

Kaufman Bros., L.P.

Prospectus Supplement dated February 19, 2009

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus.  Neither we nor the underwriters have authorized any person to provide you with different or additional information.  You should not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates and our business, financial condition, results of operations may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement relates to a prospectus which is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process. Under this shelf registration process, we may sell the securities described in the accompanying prospectus in one or more offerings. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement contains specific information about the terms of this offering. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Please carefully read both this prospectus supplement and the accompanying prospectus in addition to the information described in the section of the accompanying prospectus entitled “Where You Can Find More Information.”

In this prospectus supplement, unless otherwise specified or the context otherwise dictates, the terms “CIBER,” “the Company,” “we,” “us” or “our” mean CIBER, Inc. and its consolidated subsidiaries. Unless otherwise stated, currency amounts in this prospectus supplement are stated in United States dollars, or “$.”

The registration statement that contains the prospectus (including the exhibits filed with and incorporated by reference to the registration statement) contains additional information about CIBER and the common stock offered under this prospectus supplement. That registration statement can be read at the SEC website or at the SEC office mentioned under the section of this prospectus supplement entitled “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov and the offices of the New York Stock Exchange, or NYSE. For further information on obtaining copies of our filings at the NYSE, you should call (212) 656-5060.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or PSLRA. The words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The text under the section of this prospectus supplement entitled “Risk Factors” contains or refers to certain cautionary statements regarding our business that potential investors and others should consider. These statements discuss matters which may in part be contained elsewhere in, or incorporated by reference in, this prospectus supplement or the accompanying prospectus or which may have been contained in other documents prepared by us under federal or state securities laws. This discussion is intended to take advantage of the “safe harbor” provisions of the PSLRA. We do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this prospectus supplement, the accompanying prospectus, and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed in the section of this prospectus supplement entitled “Risk Factors” or incorporated by reference herein will be important in determining future results. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Actual future results may vary materially from expectations expressed in our prior communications.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus supplement by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and the information we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, (excluding any information furnished and not filed with the SEC) until the offering of the securities covered by this prospectus supplement is completed:

•                  Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2007;

•                  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•                  Our Current Reports on Form 8-K filed on February 13, 2008 (specifically excluding the Current Report on Form 8-K on such date furnishing information pursuant to Items 2.02 and 9.01 of Form 8-K), February 14, 2008, February 28, 2008, May 2, 2008 (two Current Reports on Form 8-K filed on such date), May 5, 2008, October 14, 2008 (specifically excluding the Current Report on Form 8-K on such date furnishing information pursuant to Items 2.02 and 9.01 of Form 8-K) and February 17, 2009;

•                  Our Form 8-As relating to our common stock filed with the SEC on February 25, 1994 and June 17, 1997; and

•                  Our Form 8-A and amendments thereto relating to our stock purchase rights filed with the SEC on September 14, 1998, April 11, 2003 and May 2, 2008.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described above. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus supplement or the accompanying prospectus, at no cost, by writing or telephoning to:

CIBER, Inc.

6363 S. Fiddler’s Green Circle, Suite 1400

Greenwood Village, Colorado 80111

Attn: Investor Relations

(303) 220-0100

Readers should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Readers should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of the document.

THE COMPANY

CIBER is a diversified, system integration and information technology services consulting firm, with approximately 8,400 employees and total revenue of approximately $1.1 billion in 2007. We operate in a geographically-based business model from over 100 offices in 18 countries. CIBER helps clients achieve their business goals by building, integrating and supporting mission-critical applications and systems for optimized quality, increased business value, faster time-to-market and reduced total cost of operations. Our clients consist primarily of government agencies and Fortune 1,000 and middle market companies across most major industries.

Services and Operations

We organize our operations by the nature of their services, client base and geography. We have five reportable segments and for the year ended December 31, 2007, our percentage of total revenue by segment was as follows:

Commercial	33%
Europe	30%
State & Local Government	13%
Federal Government	13%
Enterprise Solutions	11%

Clients

Our clients consist primarily of Fortune 1,000 and middle market companies across most major industries, as well as government agencies. These organizations typically have significant IT budgets and frequently depend on outside consultants to help achieve their business and IT objectives. In 2007, we estimate our approximate percentage of total revenue by client industry was:

Government	28%
Manufacturing/high tech	18%
Financial	13%
Healthcare/pharmaceutical	10%
Automotive	6%
Retail	6%
Telecommunications	3%
Education	2%
Services and other	14%

Certain clients account for a significant portion of our revenue. Our largest client, the various agencies of the U.S. Federal Government, collectively accounted for approximately 15%, 14% and 12% of total revenue in 2005, 2006 and 2007, respectively. No other client accounted for more than 3% of our total revenue in 2007. In addition, our five largest clients (including the various agencies of the U.S. Federal Government as one client) accounted for, in the aggregate, approximately 22% of our total revenue in 2007. By segment, the largest client for each of our respective segments accounted for the following percentage of each segment’s 2007 total revenues: Commercial - 7%; Federal Government - 96%; State & Local Government - 21%; Enterprise Solutions - 12% and Europe - 7%. Additionally, our State & Local Government segment had a second client in 2007 that accounted for 11% of its total segment revenue.

Client retention and turnover is highly dependent upon the type of solution we are providing. Many of our client relationships in which we are providing a custom solution have continued for many years. Each year, most of the services revenue in our Commercial, Federal Government and State & Local Government segments comes from clients for whom we have previously provided services. With services related to package software solutions, which includes our Enterprise segment, as well as a large part of our Europe segment, client engagements most typically involve a large enterprise software implementation over a period of six to eighteen months. Typically, once package software implementations are completed, future consulting services revenues from that client are minimal and, as a result, client turnover is high.

Typically, both our commercial and government clients may cancel their contracts or reduce their use of our services on short notice. If any significant client terminates its relationship with us or substantially decreases its use of our services, it could have a material adverse effect on our financial condition and results of operations.

Acquisitions/Business Combinations

Since the late-1980s, CIBER has executed a strategy of growth and diversification that included expanding our range of IT-related services, developing a professional sales force and selectively acquiring established complementary companies. Since our initial public offering in March of 1994, we have completed over 60 business combinations. In the past several years, our acquisition strategy has centered upon our need to further augment business segments with additional vertical areas of expertise, consultants or geographic reach. Our acquisition strategy has been central to our ability to expand our business model in the following areas:

•                                          Increased project-based capabilities - We have expanded our project-based delivery capabilities by adding expertise around SAP, Oracle (which now includes PeopleSoft and JD Edwards) and other ERP packages, such as with our 2009 acquisition of Iteamic Pvt. Ltd. (“Iteamic”), a Bangalore, India-based IT services company providing integrated business and technology solutions to established and emerging companies in the United States, Europe and Asia. In addition to acquiring project-based ERP capabilities, we have developed internal project level expertise in delivery of custom software applications, application maintenance and technology outsourcing services. This combination of acquired and organically-developed project delivery capabilities has resulted in a shift in our mix of business to project-based work from staff supplementation services.

•                                          Established significant public sector presence - Our acquisitions have enabled us to become an established firm in the public sector, providing services to all 50 states over the past three years, over 225 cities and more than 150 counties, as well as hundreds of other quasi-governmental entities, such as school districts and utilities and to the U.S. Federal government. Our public sector clients, including those located in Europe, accounted for approximately 28% of our total revenue in 2007.

•                                          Expanded geographic presence - Acquisitions have also allowed us to expand our geographic footprint to include a significant European presence. Beginning with our first foreign acquisition in the Netherlands in 1999, and most recently our 2008 acquisition of a Norwegian SAP consultancy, we have expanded our International operations to include approximately 34 foreign offices located in 11 European countries, plus China, Australia and New Zealand.

Recent Developments

On January 29, 2009, we announced preliminary unaudited financial results for the year ended December 31, 2008, including revenue of approximately $1.19 billion, net income of approximately $30 million, and earnings per share of approximately $0.50/share, and preliminary fourth quarter 2008 revenue of approximately $279 million, net income of approximately $6 million and earnings per share of approximately $0.10/share. We also announced preliminary results indicating that we generated approximately $90 million in cash from operations and paid down long-term debt by over $40 million in 2008.  In 2007 we reported revenue of $1.08 billion, net income of $29.0 million and earnings per share of $0.47/share for the full year.  In the fourth quarter of 2007 we reported revenue of $290.5 million, net income of $7.1 million and earnings per share of $0.12/share.

Our 2008 results and fourth quarter 2008 results were adversely affected by the impact of continued negative global economic conditions. Our fourth quarter 2008 revenues decreased from both the third quarter of 2008 as well as the fourth quarter of 2007. The largest single impact on the 2008 fourth quarter revenues resulted from the rapid strengthening of the U.S. dollar against foreign currencies, which reduced our dollar revenues from our non-U.S. businesses.  In fourth quarter 2008 our revenues were also impacted by worsening global economic conditions, which caused clients to reduce the use of our services, to delay starts to new projects or to seek price reductions.   Excluding the effects of foreign currency changes and acquisitions, our fourth quarter 2008 revenues decreased approximately 3% from the third quarter and approximately 1% from the fourth quarter of 2007.  Our U.S. Commercial segment was most affected by client spending reductions in the fourth quarter of 2008 as compared to the third quarter.  Our Europe segment had positive local currency sales growth in the fourth quarter of 2008 as compared to the prior year quarter; however this was offset by sales declines in our Enterprise Solutions, Federal Government and State & Local Government segments.  As a result we have taken various overhead cost reduction measures during the fourth quarter of 2008, which we expect will start to benefit us in 2009.

Economic conditions also resulted in higher bad debt expense during the fourth quarter primarily due to client bankruptcies.   The significant fourth quarter 2008 exchange rate movement between the British pound and the Euro resulted in unusually high currency exchange rate losses during the quarter, as noted above.  In addition, our Enterprise Solutions segment struggled in the fourth quarter of 2008 due to continued losses from our SAP practice.  Our domestic SAP practice was restructured in the second half of 2008 in an attempt to reduce declines in revenue and to bring this practice back to profitability.  We benefited from Congress extending the research and experimentation (“R&E”) credit for 2008 during the fourth quarter, allowing us to record a full year of estimated income tax benefit from the R&E credit, which significantly reduced our fourth quarter 2008 income tax expense.  Thus, while we are taking steps to address the challenges presented by the current business environment, we anticipate that the effects of the global economic downturn will continue to adversely affect our business, and such effects could become more severe during 2009.  See “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein.

Finally, in December 2008, we also completed the repurchase of all of our remaining outstanding Convertible Senior Subordinated Debentures using borrowings under our Revolving Credit Facility.  As a result, all of our indebtedness  is now under our Revolving Credit Facility, is subject to a floating interest rate, and the amount outstanding at January 31, 2009 was $174.6 million.

Corporate Information

We were originally incorporated in Michigan in 1974 and later reincorporated in Delaware in 1993. Our corporate headquarters are located at 6363 S. Fiddler’s Green Circle, Suite 1400, Greenwood Village, Colorado 80111. Our telephone number is (303) 220-0100, and our website address is www.ciber.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

The following is a brief summary of certain terms of this offering and is not intended to be complete. It does not contain all of the information that will be important to a holder of shares of our common stock. For a more complete description of our common stock, see the section of this prospectus supplement entitled “Description of Common Stock” and the section in the accompanying prospectus entitled “Description of Capital Stock.”

Issuer	CIBER, Inc.

Securities Offered

8,000,000 shares of common stock plus up to an additional 1,000,000 shares of common stock that we will issue and sell upon the exercise of the underwriters’ option to purchase additional common shares.

Common Shares to be Outstanding after the Offering	68,090,229 common shares (69,090,229 common shares if the underwriters exercise their option to purchase additional common shares in full).(1)

Listing	Our common stock is listed for trading on the NYSE under the symbol “CBR.”

Use of Proceeds

The net proceeds to us from the sale of common stock offered hereby are expected to be approximately $20,600,000 ($23,200,000 if the underwriters exercise their option to purchase additional common shares in full) after deducting our estimated offering expenses. We intend to use the net proceeds from this offering for debt reduction.

Settlement Date	Delivery of the shares of common stock will be made against payment therefor on or about February 25, 2009.

Transfer Agent	The transfer agent for our common shares is Wells Fargo Bank, National Association.

Risk Factors

See the section of this prospectus supplement entitled “Risk Factors” beginning on page S-8, the “Risk Factors” section beginning on page 6 of the accompanying prospectus and the “Risk Factors” sections of our annual report on Form 10-K/A for the year ended December 31, 2007, filed on May 30, 2008, and, to the extent applicable, our quarterly reports on Form 10-Q for other information you should consider before buying our common shares.

(1) The above table is based on 60,090,229 shares of our common stock outstanding as of September 30, 2008, and excludes, as of September 30, 2008:

•                       8,457,615 shares of common stock issuable upon the exercise of stock options outstanding prior to this offering under our equity incentive plans, at a weighted average exercise price of $7.10 per share; and

•                       4,880,509 shares of common stock available for future grants under our equity incentive plans.

To the extent that any options or warrants are exercised, new options are issued under our equity incentive plans, or we otherwise issue additional shares of common stock in the future, there will be further dilution to new investors.

RISK FACTORS

Prospective investors should carefully consider the specific factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K (and as amended) for the year ended December 31, 2007, and, to the extent applicable, our quarterly reports on Form 10-Q which are incorporated herein by reference, together with all of the other information appearing in or incorporated by reference into this prospectus supplement, including the risk factors below.

If the economic downturn continues or is prolonged, it would likely continue to negatively affect our clients and their levels of spending and have a materially adverse affect on our revenues, results of operations and financial condition.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the regional and global economic conditions that they operate in. Many economists have determined that the U.S. economy and the global economy have entered into a recession as a result of the deterioration in the credit markets and the related financial crisis, as well as a variety of other factors. The economic downturn, particularly in the U.S. and Western Europe, has and may continue to cause reductions in technology and other discretionary spending by some of our clients, which has and may continue to result in reductions in the growth of our new business, as well as reductions in our existing business. In the fourth quarter of 2008 we experienced slowing across our business units.  As a result, we took steps to reduce overhead costs, which we expect will benefit us in 2009.  Reduced demand for IT services has also led to increased price competition and the potential for us to enter into contracts that produce lower profit margins. Continued disruption and volatility of the financial markets likely would limit our customers’ access to financing needed for operations. These circumstances could lead some of our clients to delay, cancel or scale back their IT projects or IT spending, to seek lower pricing, to seek extended payment terms, to delay payments due to us and, as occurred with several clients in 2008, or to enter into bankruptcy or liquidation.  In the event our clients are or continue to be affected by these events, our revenues, results of operations and financial condition may be materially adversely affected, any of which may also adversely affect our access to capital.

The volatile world economic and market conditions also produced negative effects on our results of operations in the fourth quarter of 2008 due to, among other things, adverse changes in foreign currency rates and such negative effects may continue.  Approximately one-third of our 2008 consolidated revenues was from our European operations and derived in foreign currencies.  Changes in the values of these foreign currencies against the U.S. dollar affects the reported amounts of our foreign revenues, expenses, assets and liabilities.   Significant strengthening of the U.S. dollar against currencies like the British Pound and the Euro, in the fourth quarter of 2008, negatively impacted our fourth quarter 2008 revenues by approximately 4% as compared to third quarter 2008.  In addition, we have transactions with clients as well as inter-company transactions between our subsidiaries that cross currencies and expose us to foreign currency gains and losses.  For example, in the fourth quarter of 2008 we recorded foreign currency losses of approximately $1.0 million on inter-company transactions.  These types of events are difficult to predict and may be expected to recur.  Accordingly, we could experience material losses in revenues and earnings due to fluctuations in foreign currency rates.

Termination of a contract by a significant client and/or cancellation with short notice (due to bankruptcy or otherwise) would reduce our revenue and profitability and adversely affect our financial condition.

Our five largest clients accounted for approximately 22% of our revenue in 2007. The various agencies of the U.S. Federal Government represent our largest client, accounting for approximately 12% of total revenue in 2007, while no other client accounted for more than 3% of our total revenue in 2007. During 2008 our revenue and profitability were adversely affected by the bankruptcy of several of our clients.  Our clients typically retain us on a non-exclusive, engagement-by-engagement basis. Most individual client assignments are from three to twelve months; however, many of our client relationships have continued for many years. Although they may be subject to penalty provisions, clients may generally cancel a contract at any time with short notice. Under many contracts, clients may reduce or delay their use of our services without penalty. These terminations, reductions or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client, changes in client strategies or the economy generally. When contracts are terminated, for whatever reason, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner. Consequently, our profit margins may be adversely affected.

Our current level of indebtedness places restrictions upon our business and we face the risk of breaching the financial covenants in our Revolving Credit Facility.

Our $60.0 million unsecured bank revolving line of credit was replaced in early 2008 with a $200.0 million senior secured reducing revolving credit facility (“Revolving Credit Facility”) that expires on February 11, 2011. As of December 31, 2008, we had $165.7 million of outstanding indebtedness under our Revolving Credit Facility. We obtained the Revolving Credit Facility to provide funds for our working capital and general corporate purpose needs, including the repurchase of our senior subordinated debentures, which we completed as of December 15, 2008. Substantially all of our assets secure the Revolving Credit Facility.

The Revolving Credit Facility contains specific limitations on the incurrence of additional indebtedness and liens, stock repurchases, investments, guarantees, mergers, dispositions and acquisitions, and a prohibition on the payment of any dividends. Additionally, the Revolving Credit Facility requires CIBER to maintain specified financial covenants, including a maximum consolidated total leverage ratio, a maximum senior leverage ratio and a minimum interest coverage ratio. On occasion, we have experienced instances of covenant non-compliance under our previous bank revolving line of credit that were waived by our lender. If we fail to comply with any debt covenants in the future, however, we may not be able to obtain a waiver and we may not be able to borrow additional funds when and if it becomes necessary, we may incur higher borrowing costs (including higher interest rates) and face more restrictive covenants, and the lenders could accelerate all amounts outstanding to be immediately due and payable.

During 2008, we have been in compliance with the financial covenants of our Revolving Credit Facility. However, given the current global economic downturn there is an increased risk regarding our ability to maintain compliance with these debt covenants through 2009. We plan to use the net proceeds of this offering to repay a portion of our Revolving Credit Facility.  If the offering was not completed, we would need to pursue several remedies including seeking an amendment to the Revolving Credit Facility.

The aggregate commitments under the Revolving Credit Facility reduce by $7.5 million each quarter end beginning on March 31, 2009, and continuing through December 31, 2010. The Revolving Credit Facility matures on February 11, 2011, at which time the remaining $140.0 million of maximum credit available will terminate and all outstanding balances must be repaid in full. In the past, we have been successful in generating sufficient cash flow from operations to reduce our indebtedness; however, that does not mean that we will be successful in doing so in the future. If we are unable to repay outstanding balances that exceed our maximum credit available as the aggregate commitments under the Revolving Credit Facility are reduced, we will be in default unless we can obtain a waiver or extension.

At our election, our borrowings under the Revolving Credit Facility bear interest at rates calculated in reference to either the Wells Fargo prime lending rate (“prime”) plus a margin that ranges from 0.00% to 0.25%, or a London interbank offered market rate (“LIBOR”) for one to six month maturities, plus a margin that ranges from 0.75% to 1.75%.  At September 30, 2008, our weighted average interest rate on our outstanding borrowings was 4.42%.  To the extent that further disruptions in the credit markets lead to an increase in the prime rate or LIBOR, we would incur increased interest expense that likely would negatively impact our results of operations and financial condition.

We are permitted to use $5.0 million per year under our Revolving Credit Facility for acquisitions, and our Iteamic acquisition in January 2009 used up this capacity for 2009. Any acquisitions using cash beyond this amount in 2009 would require an amendment to the Revolving Credit Facility.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting estimated fees and expenses, will be approximately $20,600,000 million ($23,200,000 million if the underwriters exercise their option to purchase additional shares of common stock), after deducting our estimated offering expenses.

We intend to use the net proceeds from this offering to repay a portion of the Company’s Revolving Credit Facility that matures February 11, 2011, and which bears interest at either the prime rate plus 0.00% to 0.25%, or LIBOR plus 0.75% to 1.75% depending on the Company’s leverage ratio. At September 30, 2008, our weighted average interest rate was 4.42%.

CAPITALIZATION

The following table describes our actual capitalization as of September 30, 2008, and our capitalization on an as adjusted basis to reflect the issuance and sale of the 8,000,000 common shares offered by this prospectus supplement (assuming no exercise of the underwriters’ option to purchase additional shares) and the application of the net proceeds from this offering as described in “Use of Proceeds.”  This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto included in our quarterly report on Form 10-Q for the quarter-ended September 30, 2008, incorporated by reference in this prospectus supplement.  Figures are in thousands except per share data.

	September 30, 2008 (Unaudited)
	Actual	As Adjusted

Debt:

Debentures(1)	$80,985	$80,985
Long-term bank debt (including current portion)(2)	101,054	80,454
Total debt	182,039	161,439
Minority interests	4,083	4,083

Shareholders’ equity:
Preferred stock, $0.01 par value, 5,000 authorized, no shares issued	—	—
Common shares, $0.01 par value, 100,000 shares authorized; 64,705 shares issued, actual and 72,705 shares issued, as adjusted	647	727

Additional paid-in capital	274,545	295,065

Retained Earnings	203,416	203,416

Accumulated other comprehensive income	17,463	17,463

Treasury shares, at cost, 4,615 shares, 4,615 shares as adjusted	(31,952)	(31,952)

Total shareholders’ equity	464,119	484,719

TOTAL CAPITALIZATION	$650,241	$650,241

(1)           The Debentures were repurchased by the Company during fourth quarter 2008.

(2)           As of January 31, 2009, we had $174.6 million of indebtedness outstanding under our Revolving Credit Facility.

SELECTED FINANCIAL DATA

This table includes selected historical financial data of CIBER. You should read carefully the consolidated financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our annual report on Form 10-K, as amended, for the year ended December 31, 2007, and our quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively. The selected financial data in this table is not intended to replace the consolidated financial statements included in our annual report on Form 10-K as amended for the year ended December 31, 2007 or our quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, respectively, which are incorporated by reference herein. Figures are in thousands except per share data.

	Nine Months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)	(Unaudited)
Operating Data:
Total Revenue	$912,009	$791,465	$1,081,975	$995,837	$956,009	$843,021	$691,987
Cost of Revenue	661,661	574,771	789,516	729,758	698,832	610,847	498,697
Selling, general and administrative expenses	200,000	171,217	232,119	215,109	204,563	176,692	158,163
Amortization of intangible assets	4,823	4,256	5,820	5,930	5,958	4,214	2,664
Operating Income	45,525	41,221	54,520	45,040	46,656	51,268	32,463
Interest and other income (expense), net	(7,942)	(6,257)	(8,946)	(6,934)	(8,051)	(3,873)	(1,028)
Income before income taxes	37,583	34,964	45,574	38,106	38,605	47,395	31,435
Income tax expense	13,601	13,085	16,548	13,371	13,898	17,694	11,451
Net Income	$23,982	$21,879	$29,026	$24,735	$24,707	$29,701	$19,984
Per Share data:
Basic earnings per share data:	$0.40	$0.36	$0.47	$0.40	$0.40	$0.49	$0.31
Diluted earnings per share:	0.40	0.35	0.47	0.40	0.38	0.45	0.31
Shares used for computation (in thousands):
Basic	60,098	61,283	61,207	61,925	62,536	60,701	63,505
Diluted	60,485	62,054	61,924	62,357	68,296	74,642	65,451
Balance Sheet Data:
Current assets	$328,088	$314,382	$334,203	$284,142	$275,492	$274,881	$292,642
Property and equipment, net	27,584	25,487	27,297	26,521	25,388	26,745	15,377
Goodwill	456,944	454,047	457,845	431,886	409,703	417,663	249,992
Total Assets	836,941	826,549	849,113	779,679	744,567	758,672	573,323
Long-term debt (including current portion)	182,039	200,560	210,918	195,694	219,638	227,904	175,000
Total liabilities	368,739	378,884	392,090	362,309	365,030	377,132	268,691
Minority Interests	4,083	2,291	2,464	1,248	2,930	3,877	—
Shareholders’ equity	$464,119	$445,374	$454,559	$416,122	$376,607	$377,663	$304,632

DESCRIPTION OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “CBR.”  As of February 3, 2009, 60,054,535 shares of our common stock were outstanding, and the closing price of our common stock on the New York Stock Exchange, or NYSE, was $4.54.

The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all of the voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board of directors from time to time, the holders of our common stock will be entitled to the dividends as may be declared from time to time by our board of directors from funds legally available for dividends, and, upon liquidation, will be entitled to receive pro rata all assets available for distribution to the holders of our common stock.

Our certificate of incorporation does not provide for the holders of common stock to have preemptive, subscription or redemption rights.

For additional information regarding our common stock and rights plan, see our registration statements on Form 8-A and the amendments thereto, which are incorporated by reference herein and described in the section entitled “Incorporation of Documents by Reference” of this prospectus supplement and the section entitled, “Description of Capital Stock” in the accompanying prospectus.

UNDERWRITING

We and Roth Capital Partners, LLC and Kaufman Bros., L.P., which we refer to as the underwriters, have entered into an underwriting agreement with respect to the shares of common stock being offered by this prospectus supplement. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase from us, the following number of shares of common stock at an offering price less the underwriting discount set forth on the cover page of this prospectus supplement.

Underwriter	Number of Shares

Roth Capital Partners, LLC	6,400,000
Kaufman Bros., L.P.	1,600,000
Total	8,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased, other than shares covered by the over-allotment option described below. The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•              the representations and warranties made by us to the underwriters are true;

•              there is no material change in our business or the financial markets; and

•              we deliver customary closing documents to the underwriters.

We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to 1,000,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.15 per share. After the offering, the offering price and other selling terms may be changed. The underwriter may receive from purchasers of the common shares normal brokerage commissions in amounts agreed with such purchasers.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by CIBER. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Without Option	With Option
Per Share	$0.15	$0.15
Total	$1,200,000	$1,350,000

The underwriters propose to offer the common shares from time to time for sale in one or more transactions in the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. In connection with the sale of the common shares offered hereby, the underwriters may be deemed to have received compensation in the form of underwriting discounts. The underwriters may effect such transactions by selling common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of common shares for whom they may act as agents or to whom they may sell as principal.

Our founder and Chairman of our board of directors, Bobby G. Stevenson, who may be deemed to beneficially own 9.1% of our outstanding common stock as of December 31, 2008, may purchase approximately 200,000 shares of our common stock from the underwriters at the price per share contained in this prospectus supplement.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by an underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to it. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or delaying a decline in the market price of our shares of our common stock, and may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The Company and certain of its executive officers and all of its directors have agreed that, without the prior written consent of Roth Capital Partners, LLC, neither the Company nor such officers and directors will directly or indirectly, subject to certain limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 90 days after the date of this prospectus supplement.

Notwithstanding the foregoing, the restrictions set forth above shall not apply to transactions relating to:

•                  the issuance by the Company of common stock upon the exercise of options, warrants or other awards, or the conversion of a security outstanding on the date hereof or the issuance of common stock, options or other awards under our Equity Incentive Plan, Director Stock Compensation Plan, CIBER, Inc. 2004 Incentive Plan and the Company’s Employee Stock Purchase Plan in effect on the date hereof; provided that the underlying shares of common stock issued to any person party to a lock-up agreement shall be subject to the restrictions contained in the lock-up agreement, as applicable; or

•                  the repurchase by the Company of unvested shares of common stock, pursuant to the Company’s equity incentive plans or similar agreements in effect on the date hereof, or approved by the Board of Directors and/or stockholders before the date hereof; or

•                  the issuance of common stock pursuant to the share purchase rights under the Company’s poison pill, as described under the section entitled, “Description of Capital Stock” of the accompanying prospectus; or

•                  with respect to the Company, any shares issued under any registration statement on Form S-3 or Form S-4 of the Securities Act of 1933, as amended; or

•                  common stock issued by the Company in connection with business acquisitions.

Notwithstanding anything in the lock-up agreement to the contrary, parties to the lock-up agreement may make transfers in connection with certain gifts, to certain trusts, and as pledges to secure loans under certain circumstances. In addition, during the time period between 30 and 90 days after the date of this prospectus supplement, parties to the lock-up agreement may transfer, without the prior written consent of Roth Capital Partners, LLC, common shares not in excess of 20,000 shares per individual, provided the aggregate number of shares of common stock transferred by all parties subject to such lock-up agreements may not exceed 150,000 shares.

Roth Capital Partners, LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Roth Capital Partners, LLC, will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than any prospectus supplement and the accompanying prospectus made available in electronic format in this manner, the information on any web site containing the prospectus is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

The validity of the common stock to be offered hereby is being passed upon by Hogan & Hartson L.L.P., Denver, Colorado. Certain legal matters will be passed upon for the underwriters by Stradling Yocca Carlson & Rauth, Newport Beach, California.

EXPERTS

The consolidated financial statements of CIBER, Inc. appearing in its Annual Report (Form 10-K/A) for the year ended December 31, 2007, and the effectiveness of CIBER, Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and included/incorporated by reference herein. Such consolidated financial statements are included and incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CIBER, Inc.

We have audited the accompanying consolidated balance sheets of CIBER, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated March 3, 2008, the Company, as discussed in Note 19, has assessed there to be an increased level of risk with respect to its ability to maintain compliance with its debt covenants throughout 2009.  Note 19 describes management’s plans to address these issues.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBER, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado

March 3, 2008,

except for Note 19, as to which the date is

February 18, 2009.

CIBER, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2005	2006	2007
Consulting services	$904,084	$938,568	$1,024,172
Other revenue	51,925	57,269	57,803
Total revenue	956,009	995,837	1,081,975

Cost of consulting services	672,351	703,910	755,115
Cost of other revenue	26,481	25,848	34,401
Selling, general and administrative expenses	204,563	215,109	232,119
Amortization of intangible assets	5,958	5,930	5,820
Operating income	46,656	45,040	54,520
Interest income	980	718	854
Interest expense	(8,888)	(8,002)	(8,050)
Other income (expense), net	(143)	350	(1,750)
Income before income taxes	38,605	38,106	45,574
Income tax expense	13,898	13,371	16,548
Net income	$24,707	$24,735	$29,026

Earnings per share — basic	$0.40	$0.40	$0.47

Earnings per share — diluted	$0.38	$0.40	$0.47

Weighted average shares — basic	62,536	61,925	61,207

Weighted average shares — diluted	68,296	62,357	61,924

See accompanying notes to consolidated financial statements.

CIBER, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$33,319	$31,717
Accounts receivable, net	226,055	269,070
Prepaid expenses and other current assets	21,020	24,032
Deferred income taxes	3,748	9,384
Total current assets	284,142	334,203

Property and equipment, at cost	72,325	73,073
Less accumulated depreciation	(45,804)	(45,776)
Property and equipment, net	26,521	27,297

Goodwill	431,886	457,845
Other intangible assets, net	21,220	17,832
Deferred income taxes	4,427	853
Other assets	11,483	11,083
Total assets	$779,679	$849,113

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term bank debt	$3,602	$9,108
Accounts payable	41,486	35,538
Accrued compensation and related liabilities	43,579	54,837
Deferred revenue	12,973	20,682
Income taxes payable	7,147	5,447
Other accrued expenses and liabilities	34,598	32,811
Total current liabilities	143,385	158,423

Debentures	175,000	152,000
Long-term bank debt	17,092	49,810
Deferred income taxes	26,684	31,857
Other long-term liabilities	148	—
Total liabilities	362,309	392,090

Minority interest	1,248	2,464
Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 shares issued	647	647
Additional paid-in capital	269,303	272,000
Retained earnings	152,681	180,613
Accumulated other comprehensive income	15,356	30,583
Treasury stock, 2,952 and 3,958 shares, at cost	(21,865)	(29,284)
Total shareholders’ equity	416,122	454,559
Total liabilities and shareholders’ equity	$779,679	$849,113

See accompanying notes to consolidated financial statements.

CIBER, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

(In thousands)

							Accumulated
					Additional		Other	Total
	Common Stock		Treasury Stock		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balances at January 1, 2005	64,705	$647	(2,163)	$(18,988)	$267,549	$107,808	$20,647	$377,663
Net income	—	—	—	—	—	24,707	—	24,707
Gain on net investment hedge, net of $146 tax	—	—	—	—	—	—	219	219
Foreign currency translation	—	—	—	—	—	—	(21,745)	(21,745)
Comprehensive income								3,181
Acquisition consideration	—	—	20	174	—	12	—	186
Employee stock purchases and options exercised	—	—	939	8,085	—	(2,384)	—	5,701
Tax benefit from exercise of stock options	—	—	—	—	194	—	—	194
Share-based compensation	—	—	16	140	—	39	—	179
Purchases of treasury stock	—	—	(1,470)	(10,497)	—	—	—	(10,497)
Balances at December 31, 2005	64,705	647	(2,658)	(21,086)	267,743	130,182	(879)	376,607
Net income	—	—	—	—	—	24,735	—	24,735
Loss on net investment hedge, net of $2,353 tax	—	—	—	—	—	—	(3,820)	(3,820)
Foreign currency translation	—	—	—	—	—	—	20,055	20,055
Comprehensive income								40,970
Employee stock purchases and options exercised	—	—	928	7,122	—	(2,203)	—	4,919
Tax benefit from exercise of stock options	—	—	—	—	222	—	—	222
Share-based compensation	—	—	28	214	1,338	(33)	—	1,519
Purchases of treasury stock	—	—	(1,250)	(8,115)	—	—	—	(8,115)
Balances at December 31, 2006	64,705	647	(2,952)	(21,865)	269,303	152,681	15,356	416,122
Net income	—	—	—	—	—	29,026	—	29,026
Loss on net investment hedge, net of $1,796 tax	—	—	—	—	—	—	(3,140)	(3,140)
Foreign currency translation	—	—	—	—	—	—	18,367	18,367
Comprehensive income								44,253
Acquisition consideration	—	—	122	910	—	57	—	967
Employee stock purchases and options exercised	—	—	917	6,779	—	(1,150)	—	5,629
Tax benefit from exercise of stock options	—	—	—	—	313	—	—	313
Share-based compensation	—	—	30	224	2,384	(1)	—	2,607
Purchases of treasury stock	—	—	(2,075)	(15,332)	—	—	—	(15,332)
Balances at December 31, 2007	64,705	$647	(3,958)	$(29,284)	$272,000	$180,613	$30,583	$454,559

See accompanying notes to consolidated financial statements.

CIBER, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2005	2006	2007
Operating activities:
Net income	$24,707	$24,735	$29,026
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,486	12,187	11,872
Amortization of intangible assets	5,958	5,930	5,820
Deferred income tax expense	6,780	5,590	5,505
Provision for doubtful receivables	834	3,129	831
Share-based compensation expense	179	1,519	2,607
Other, net	2,101	207	2,669
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(11,412)	(11,246)	(32,318)
Other current and long-term assets	(1,035)	(6,273)	(2,110)
Accounts payable	5,076	8,235	(7,166)
Accrued compensation and related liabilities	(438)	(2,497)	8,423
Other accrued expenses and liabilities	(2,859)	(2,452)	(3,970)
Income taxes payable/refundable	(5,591)	5,741	1,487
Net cash provided by operating activities	35,786	44,805	22,676

Investing activities:
Acquisitions, net of cash acquired	(9,641)	(9,854)	(22,342)
Purchases of property and equipment, net	(10,757)	(10,579)	(13,172)
Proceeds from sale of property and equipment	—	—	1,864
Capitalized software development costs	(2,514)	(878)	—
Other, net	579	280	—
Net cash used in investing activities	(22,333)	(21,031)	(33,650)

Financing activities:
Borrowings on long-term bank debt	359,758	385,771	378,965
Payments on long-term bank debt	(368,024)	(409,692)	(340,694)
Retirement of debentures	—	—	(22,113)
Employee stock purchases and options exercised	5,701	4,919	5,629
Purchases of treasury stock	(10,497)	(8,115)	(15,332)
Excess tax benefits from share-based compensation	—	222	323
Settlement of cross-currency interest rate swap	—	(6,112)	(339)
Other, net	280	16	(342)
Net cash provided by (used in) financing activities	(12,782)	(32,991)	6,097
Effect of foreign exchange rate changes on cash and cash equivalents	(4,456)	1,875	3,275
Net decrease in cash and cash equivalents	(3,785)	(7,342)	(1,602)
Cash and cash equivalents, beginning of year	44,446	40,661	33,319
Cash and cash equivalents, end of year	$40,661	$33,319	$31,717

See accompanying notes to consolidated financial statements.

CIBER, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Description of Business

CIBER, Inc. and its subsidiaries, collectively, are an international, diversified, system integration and information technology (“IT”) services consulting firm.  Our services are offered on a project or strategic staffing basis, in both custom and enterprise resource planning (“ERP”) package environments, and across all technology platforms, operating systems and infrastructures.  To a lesser extent, we resell certain third party IT hardware and software products.  Our clients consist primarily of governmental agencies and Fortune 1000 and middle market companies across most major industries.  Founded in 1974, we operate in a geographically-based business model, with our consultants serving clients from over 100 offices in 18 countries.

(b) Principles of Consolidation

The Consolidated Financial Statements include the accounts of CIBER, Inc. and all of its majority-owned subsidiaries (together “CIBER,” “the Company,” “we,” “our,” or “us”).  All material inter-company balances and transactions have been eliminated.  Certain amounts reported in 2005 and 2006 have been reclassified to conform to the 2007 presentation.  These reclassifications have no effect on our previously reported net income or stockholders’ equity.

We have several international subsidiaries that have minority ownership interests.  The minority shareholders’ proportionate share of the equity of these subsidiaries is reflected as “minority interest” in the Consolidated Balance Sheet.  The minority shareholders’ proportionate share of the net income or loss of these subsidiaries is included in “other income (expense), net” in the Consolidated Statement of Operations.

(c) Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and accompanying disclosures.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  Actual results could differ from those estimates.

(d) Revenue Recognition

CIBER earns revenue primarily from providing IT services to its clients, and to a much lesser extent, from the sale and resale of IT hardware and software products.  CIBER’s consulting services revenue comes from three primary sources: (1) technology integration services where we design, build and implement new or enhanced system applications and related processes, (2) general IT consulting services, such as system selection or assessment, feasibility studies, training and staffing and (3) managed IT services in which we manage, staff, maintain, host or otherwise run solutions and/or systems provided to our customers.  Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement and require management to make judgments and estimates in recognizing revenue.  Fees for these contracts may be in the form of time-and-materials, cost-plus or fixed-price.  The majority of our consulting services revenue is recognized under time-and-materials contracts as hours and costs are incurred.  Consulting services revenue also includes project-related reimbursable expenses separately billed to clients.

Revenue for technology integration consulting services where we design/redesign, build and implement new or enhanced systems applications and related processes for our clients is generally recognized based on the percentage-of-completion method in accordance with The American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”  Under the percentage-of-completion method, management estimates the percentage of completion based upon the contract costs incurred to date as a percentage of the total estimated contract costs.  If the total cost estimate exceeds revenue, we accrue for the estimated loss immediately.  The use of the percentage-of-completion method requires

CIBER, Inc. and Subsidiaries

Notes to Consolidated Financial Statements - continued

significant judgment relative to estimating total contract revenue and costs, including assumptions as to the length of time to complete the project, the nature and complexity of the work to be performed and anticipated changes in estimated costs.  Estimates of total contract costs are continuously monitored during the term of the contract and recorded revenues and costs are subject to revision as the contract progresses.  Such revisions may result in increases or decreases to revenue and income and are reflected in the Consolidated Financial Statements in the periods in which they are first identified.

Revenue for general IT consulting services is recognized as work is performed and amounts are earned in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition.”  We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured.  For contracts with fees based on time-and-materials or cost-plus, we recognize revenue over the period of performance.  For fixed-price contracts, depending on the specific contractual provisions and nature of the deliverables, revenue may be recognized on a proportional performance model based on level-of-effort, as milestones are achieved or when final deliverables have been provided.

Managed IT services arrangements typically span several years.  Revenue from managed services time-and-materials contracts is recognized as the services are performed.  Revenue from unit-priced contracts is recognized as transactions are processed based on objective measures of output.  Revenue from fixed-price contracts is recognized on a straight-line basis, unless revenues are earned and obligations are fulfilled in a different pattern.  Costs related to delivering managed services are expensed as incurred, with the exception of labor and other direct costs related to the set-up of processes, personnel and systems, which are deferred during the transition period and expensed evenly over the period services are provided.  Amounts billable to the client for transition or set-up activities are also deferred and recognized as revenue evenly over the period that the managed services are provided.

Revenue for contracts with multiple elements is accounted for pursuant to Emerging Issues Task Force Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” or SOP 97-2, “Software Revenue Recognition.”  We recognize revenue on arrangements with multiple deliverables as separate units of accounting only if certain criteria are met.  If such criteria are not met, then combined accounting is applied to all deliverables, and all revenue is recognized based on the accounting applicable to the last element to be delivered.

Other revenue includes resale of third-party IT hardware and software products, sales of proprietary software and commissions on sales of IT products.  Some software sales arrangements also include implementation services and/or post-contract customer support.  In such multi-element arrangements, if the criteria are met, revenue is recognized based on the vendor specific objective evidence of the fair value of each element.  Software support revenue is recognized ratably over the term of the related agreement.  Revenue related to the sale of IT products is generally recognized when the products are shipped or if applicable, when delivered and installed in accordance with the terms of the sale.  Where we are the re-marketer of certain IT products, commission revenue is recognized when the products are drop-shipped from the vendor to the customer.  Our commission revenue represents the sales price to the customer less the cost paid to the vendor.

Unbilled accounts receivable represent amounts recognized as revenue based on services performed in advance of billings in accordance with contract terms.  Under our typical time-and-materials billing arrangement, we bill our customers on a regularly scheduled basis, such as biweekly or monthly.  At the end of each accounting period, we accrue revenue for services performed since the last billing cycle.  These unbilled amounts are generally billed the following month.  Unbilled accounts receivable also arise when percentage-of-completion accounting is used and costs-plus estimated contract earnings exceed billings.  Such amounts are billed at specific milestone dates or at contract completion.  Management expects all unbilled accounts receivable to be collected within one year of the balance sheet date.  Billings in excess of revenue recognized are recorded as deferred revenue and are primarily comprised of deferred software support revenue.

CIBER, Inc. and Subsidiaries

Notes to Consolidated Financial Statements - continued

(e) Cash and Cash Equivalents

Cash and cash equivalents includes bank demand and time deposits, money market funds and all other highly liquid investments with maturities of three months or less when purchased.  Substantially all of our cash balance at December 31, 2006 and 2007 was held by our European subsidiaries.

(f) Accounts Receivable and Allowance for Doubtful Accounts

We record accounts receivable at their face amount less an allowance for doubtful accounts.  On a regular basis, we evaluate our client receivables, especially receivables that are past due, and we establish an allowance for doubtful accounts based on specific client collection issues.  We base estimated claims on the net amount that we currently believe to be probable of recovery.

(g) Property and Equipment

Property and equipment, which consists of computer equipment and software, furniture and leasehold improvements, is stated at cost.  Depreciation is computed using straight-line and accelerated methods over the estimated useful lives, ranging primarily from three to seven years, or the related lease term, if shorter.  Direct costs of time and material incurred for the development of software for internal use are capitalized as property and equipment.

(h) Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the estimated fair value assigned to the net assets acquired.  Goodwill is not amortized, but rather is subject to impairment testing.  We review goodwill for impairment annually at June 30, and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”  The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill.  In the first step, we compare the fair value of each reporting unit to its carrying value.  Our reporting units are consistent with the reportable segments identified in Note 16 to the Consolidated Financial Statements.  If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not to be impaired and we are not required to perform further testing.  If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill.  If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, we would record an impairment loss equal to the difference.  Our goodwill impairment test did not result in impairment in either 2006 or 2007.

Other intangible assets arise from business combinations and consist primarily of customer relationships that are amortized, on a straight-line basis, over periods of up to seven years.

(i) Capitalized Software Development Costs

For software we intend to sell, we capitalize internal software development costs from the time technological feasibility is established.  Capitalized software development costs are reported at the lower of unamortized cost or estimated net realizable value.  At December 31, 2006 and 2007, unamortized software development costs were $3.4 million and $2.6 million, respectively, and are included in “other assets” on the Consolidated Balance Sheet.  Amortization of the capitalized software costs began in 2007 and will occur over the software’s estimated useful life of 36 months.  Amortization of approximately $820,000 was recorded in 2007 and was included in cost of product sales in the Consolidated Statement of Operations.

(j) Long-Lived Assets (excluding Goodwill)

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable.  An impairment loss is recognized only if the carrying amount of a long-lived

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Notes to Consolidated Financial Statements - continued

asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset.

(k) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carryforwards.  Deferred tax amounts are based on enacted tax rates expected to be in effect during the year in which the differences reverse.  The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.  Deferred tax assets and liabilities are classified as current and non-current amounts based on the financial statement classification of the related asset and liability.  A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

The provision for income taxes represents the estimated amounts for federal, state and foreign taxes.  The determination of the provision for income tax expense, deferred tax assets and liabilities and related valuation allowance involves judgment.  As a global company, we are required to calculate and provide for income taxes in each of the tax jurisdictions where we operate.  This involves making judgments regarding the recoverability of deferred tax assets, which can affect the overall effective tax rate.  In addition, changes in the geographic mix or estimated level of pre-tax income can affect the overall effective tax rate.  Interim-period tax expense is recorded based upon our best estimate of the effective tax rate expected to be applicable for the full fiscal year.  Interest expense on tax liabilities is included in interest expense.

(l) Foreign Currency

The assets and liabilities of our foreign operations are translated into U.S. dollars at current exchange rates and revenue and expense are translated at average exchange rates for the period.  The resulting translation adjustments are included in “accumulated other comprehensive income” on the Consolidated Balance Sheet.  Gains and losses arising from inter-company international transactions that are of a long-term investment nature are reported in the same manner as translation adjustments.

All foreign currency transaction gains and losses, including foreign currency gains and losses on short-term inter-company loans and advances, are included in “other income (expense), net” in the Consolidated Statement of Operations as incurred.

(m) Other Income (Expense), Net

Other income (expense), net consisted of the following:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Minority interest expense	$(341)	$(304)	$(1,917)
Foreign currency transaction gains (losses), net	(490)	365	(1,021)
Gain from the sale of IBM staffing operation	1,000	280	271
Gain on retirement of convertible senior subordinated debentures	—	—	887
Other	(312)	9	30
Other income (expense), net	$(143)	$350	$(1,750)

(n) Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007.  SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurements and requires new disclosures about fair value measurements for future transactions.  In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2, which partially defer the effective date of SFAS No. 157

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Notes to Consolidated Financial Statements - continued

for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope.  We are currently evaluating the impact of the adoption of SFAS No. 157 on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  Under SFAS No. 159, entities may irrevocably elect fair value for the initial and subsequent measurement of certain financial instruments and certain other items.  Subsequent measurements for the financial instruments and certain other items that an entity elects to record at fair value will be recognized in earnings.  SFAS No. 159 also establishes additional disclosure requirements.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  At the effective date, an entity may elect the fair value option for eligible items that exist at that date.  The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings.  The Company will not elect the fair value option for eligible items that exist as of January 1, 2008.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” which changes accounting for business acquisitions.  SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination.  Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration), exclude transaction costs from acquisition accounting, and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits.  For CIBER, SFAS No. 141(R) is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008.  We are currently evaluating the future impact and required disclosures of this standard.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and reporting of noncontrolling interests (“NCIs”) in partially-owned consolidated subsidiaries and the loss of control of subsidiaries.  Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance.  This standard also requires changes to certain presentation and disclosure requirements.  SFAS No. 160 is effective beginning January 1, 2009.  The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. We are currently evaluating the future impact and required disclosures of this standard.

(2) Acquisitions

We have acquired certain businesses, as set forth below, that we have accounted for using the purchase method of accounting for business combinations and, accordingly, the accompanying Consolidated Financial Statements include the results of operations of each acquired business since the date of acquisition.

Acquisitions — 2007

On September 4, 2007, we acquired California-based Metamor Enterprise Solutions LLC (“Metamor”).  Metamor, which provided SAP software implementation services and was a reseller of SAP products, became part of our U.S. ERP Solutions segment (formerly referred to as our U.S. Package Solutions segment).  At the time of the acquisition, Metamor had approximately 100 SAP consultants.  The acquisition provided scale to our domestic SAP activities, where we previously had difficulty in locating SAP skilled employee resources.  The purchase price was approximately $16.4 million, including expenses, and was allocated as follows: $2.1 million to net tangible assets acquired, $1.3 million to other intangibles and $13.0 million to goodwill.

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Notes to Consolidated Financial Statements - continued

On October 12, 2007, our European Operations segment acquired a Swedish SAP consultancy with approximately 30 consultants for a total purchase price of approximately $4.2 million, which included approximately 122,000 shares of CIBER common stock valued at $967,000.  We acquired net tangible liabilities of approximately $100,000, other intangible assets of approximately $500,000 and recorded goodwill of approximately $3.8 million.

Additionally in 2007, we purchased a minority shareholders’ interest in one of our European subsidiaries for a purchase price of approximately $1.4 million.

Acquisitions — 2006

During the second quarter of 2006, we acquired two SAP consulting businesses in Europe for a total purchase price of approximately $7.4 million.  Approximately $5.3 million was paid during 2006 and approximately $2.1 million was expected to be paid in future annual periods.  We acquired net tangible assets of approximately $800,000, other intangible assets of approximately $900,000 and recorded goodwill of approximately $5.7 million.  These businesses were added to our European Operations segment.  Additional consideration of $1.1 million was paid in 2007.

In 2006, we purchased the outstanding 5% interest held by minority shareholders in our German subsidiary, Novasoft AG, for consideration of approximately $4.7 million, bringing our total ownership percentage to 100%.  We also incurred approximately $250,000 for additional expenses related to this final acquisition.  This increased our goodwill balance by approximately $1.9 million.

Acquisitions — 2005

Effective July 1, 2005, we acquired Knowledge Systems Pvt. Ltd., an India-based professional services firm specializing in custom application development.  The results of this company are reported within our Commercial Solutions segment.  The purchase price was $2.5 million and the purchase agreement includes the possibility of future earn-out payments totaling $1.2 million to be paid through July 2009.  The initial purchase price was allocated as follows: $244,000 to net tangible assets acquired, $50,000 to other intangibles and $2.2 million to goodwill.  Additional consideration of $60,000 and $402,000 was paid in 2006 and 2007, respectively, which increased the related goodwill.

On January 1, 2005, we acquired certain assets and liabilities comprising an office of another entity for consideration of approximately $3.7 million.  The results of the acquired office’s operations have been included in our U.S. ERP Solutions segment.  The purchase price was allocated as follows: $561,000 to net tangible assets acquired, $400,000 to customer relationships and $2.8 million to goodwill.

(3) Earnings per Share

Pursuant to the terms of our convertible senior subordinated debentures (“Debentures”), the Debentures may be converted to shares of CIBER common stock under certain conditions.  In accordance with Emerging Issues Task Force Issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF 04-8”), the dilutive effect of our Debentures has been included in our diluted earnings per share calculations in the 2005 period as further described below.  When assuming conversion of the Debentures for purposes of calculating diluted earnings per share, we also adjust net income to exclude the net of tax cost of interest expense on the Debentures.

If our Debentures were fully surrendered for conversion, we would be required to issue approximately 12,830,000 shares of our common stock.  On January 4, 2005, however, we made an irrevocable election to settle not less than 30% of the principal amount of the Debentures surrendered for conversion in cash and not in shares.  As a result, our calculations of diluted earnings per share thereafter assumed conversion of only 70% of the Debentures, which would require us to issue approximately 8,981,000 shares of our common stock.  On July 20, 2005, we increased our irrevocable election to settle 100% of the principal amount of the Debentures surrendered for conversion in cash and not in shares.  As a result, our calculations of diluted earnings per share thereafter assumed conversion of none of the Debentures.  Due to the irrevocable elections mentioned above, our calculations of diluted earnings per share for 2005 were calculated on a pro-rata basis.

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Notes to Consolidated Financial Statements - continued

Our computation of earnings per share — basic and diluted is as follows:

	Year Ended December 31,
	2005	2006	2007
	(In thousands, except per share amounts)
Numerator:
Basic - net income as reported	$24,707	$24,735	$29,026
Interest expense related to the Debentures, net of related tax effects	1,465	—	—
Diluted — net income assuming Debenture conversion	$26,172	$24,735	$29,026
Denominator:
Basic weighted average shares outstanding	62,536	61,925	61,207
Dilutive effect of Debentures	4,978	—	—
Dilutive effect of employee stock options	782	432	717
Diluted weighted average shares	68,296	62,357	61,924

Earnings per share - basic	$0.40	$0.40	$0.47
Earnings per share - diluted	$0.38	$0.40	$0.47

Dilutive securities are excluded from the computation in periods in which they have an antidilutive effect.  The average number of antidilutive stock options (options whose exercise price is greater than the average CIBER stock price during the period) omitted from the computation of diluted weighted average shares outstanding was 4,124,000, 5,798,000 and 4,415,000 for 2005, 2006 and 2007, respectively.

(4) Accounts Receivable

Accounts receivable consists of the following:

	December 31,
	2006	2007
	(In thousands)
Billed accounts receivable	$166,410	$212,312
Unbilled - scheduled billings	51,635	43,527
Costs and estimated earnings in excess of billings	10,999	15,289
	229,044	271,128
Less allowance for doubtful accounts	(2,989)	(2,058)
	$226,055	$269,070

The activity in the allowance for doubtful accounts consists of the following:

		Additions		Effect of
	Balance at	Charge		foreign	Balance
	beginning	to cost and	Deductions	exchange	at end
	of period	expense	Write-offs	rate changes	of period
	(In thousands)
Year ended December 31, 2005	$2,070	834	(1,584)	(102)	$1,218
Year ended December 31, 2006	$1,218	3,129	(1,416)	58	$2,989
Year ended December 31, 2007	$2,989	831	(1,800)	38	$2,058

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Notes to Consolidated Financial Statements - continued

(5) Property and Equipment

Property and equipment consist of the following:

	December 31,
	2006	2007
	(In thousands)
Computer equipment and software	$51,420	$54,014
Furniture and fixtures	12,269	10,164
Leasehold improvements and other	8,636	8,895
	72,325	73,073
Less accumulated depreciation	(45,804)	(45,776)
Property and equipment, net	$26,521	$27,297

(6) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Commercial Solutions	European Operations	State & Local Government Solutions	Federal Government Solutions	U.S. ERP Solutions	Total
	(In thousands)
Balance at January 1, 2006	$134,099	$117,413	$42,266	$74,569	$41,356	$409,703
Acquisitions	—	5,658	—	—	—	5,658
Acquisition of remaining Novasoft shares	—	1,855	—	—	—	1,855
Adjustments on prior acquisitions	149	(209)	(46)	(136)	—	(242)
Effect of foreign exchange rate changes	—	14,912	—	—	—	14,912
Balance at December 31, 2006	134,248	139,629	42,220	74,433	41,356	431,886
Acquisitions	—	4,866	86	—	12,983	17,935
Adjustments on prior acquisitions:
Acquired tax benefits realized	—	(2,238)	—	—	—	(2,238)
Other	387	—	(58)	(169)	—	160
Effect of foreign exchange rate changes	—	10,102	—	—	—	10,102
Balance at December 31, 2007	$134,635	$152,359	$42,248	$74,264	$54,339	$457,845

Other intangible assets are comprised of the following:

	Cost	Accumulated Amortization	Intangible Assets, Net
	(In thousands)
December 31, 2006
Noncompete agreements	$50	$(25)	$25
Customer relationships	41,125	(19,930)	21,195
	$41,175	$(19,955)	$21,220

December 31, 2007
Noncompete agreements	$50	$(42)	$8
Customer relationships	39,977	(22,153)	17,824
	$40,027	$(22,195)	$17,832

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Notes to Consolidated Financial Statements - continued

At December 31, 2007, our customer relationships have a weighted average remaining life of 3.0 years.  Amortization expense for future periods as estimated at December 31, 2007, consists of the following (in thousands):

Estimated Amortization Expense
Year ended December 31, 2008	$6,275
Year ended December 31, 2009	6,266
Year ended December 31, 2010	4,155
Year ended December 31, 2011	1,136

(7) Operating Leases

We have non-cancelable operating leases primarily for our office space, automobiles and office equipment. Expense for operating leases totaled $17.3 million, $17.5 million and $23.0 million in 2005, 2006 and 2007, respectively.

Future minimum operating lease payments as of December 31, 2007, are (in thousands):

Rental Payments
2008	$21,046
2009	15,788
2010	13,051
2011	7,072
2012	5,705
Thereafter	21,377
$84,039

(8) Borrowings

Bank Line of Credit — At December 31, 2007, we had a $60 million revolving line of credit with Wells Fargo Bank, N.A. (“Wells Fargo”) with a borrowing rate of 6.00%, based on Wells Fargo’s current prime rate of 7.25%.  We were in compliance with the financial covenants for this line of credit as of December 31, 2007.  The line of credit provides for the issuance of letters of credit and any outstanding letters of credit reduce the maximum available borrowings under the line of credit.  At December 31, 2007, we had approximately $1.2 million of outstanding letters of credit and borrowings of $49.5 million, leaving approximately $9.3 million of remaining borrowing availability under the line of credit.

Revolving Credit Facility — On February 11, 2008, we entered into a $200 million senior secured reducing revolving credit facility, with several financial institutions as lenders and Wells Fargo as administrative agent (the “Revolving Credit Facility”).  The Revolving Credit Facility replaced our previous $60 million bank line of credit and refinanced all amounts outstanding thereunder.  The Revolving Credit Facility is secured by substantially all of our assets.  Beginning on March 31, 2009, and continuing through December 31, 2010, the aggregate commitments under the Revolving Credit Facility will be reduced by $7.5 million each quarter end.  The Revolving Credit Facility matures on February 11, 2011, at which time the remaining $140 million of maximum credit available will terminate and all outstanding balances must be repaid in full.  Additionally, the Revolving Credit Facility is subject to mandatory prepayments (and commitment reductions) in amounts equal to the net cash proceeds resulting from specified events such as asset dispositions, event of loss, issuance or incurrence of indebtedness and issuance of equity, subject in each case to specified thresholds and other exceptions.

At our election, our borrowings under the Revolving Credit Facility bear interest at rates calculated in reference to either the Wells Fargo prime lending rate (“prime”) plus a margin that ranges from 0.00% to 0.25%, or a London interbank offered market rate (“LIBOR”) for one to six month maturities, plus a margin that ranges from 0.75% to

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Notes to Consolidated Financial Statements - continued

1.75%.  We are also required to pay a fee on the unused portion of the Revolving Credit Facility that ranges from 0.20% to 0.50%.  For so long as our Debentures remain outstanding, we will also incur a facility fee of 0.15% on the entire amount of the commitment.

The Revolving Credit Facility contains certain financial covenants, including a maximum consolidated total leverage ratio, a maximum senior leverage ratio, a minimum interest coverage ratio and a minimum liquidity percentage.  We are required to be in compliance with the financial covenants at the end of each quarter.  The terms of the Revolving Credit Facility include, among other provisions, specific limitations on the incurrence of additional indebtedness and liens, stock repurchases, investments, guarantees, mergers, dispositions and acquisitions, and a prohibition on the payment of any dividends.

Convertible Senior Subordinated Debentures.  In a private placement on December 2, 2003, we issued $175.0 million of 2.875% Debentures due to mature in December 2023.  During 2007, we repurchased and retired $23.0 million of our Debentures, leaving $152.0 million outstanding at December 31, 2007.  We paid $22.1 million to repurchase these Debentures in 2007 resulting in a gain of $887,000.  The Debentures are general unsecured obligations and are subordinated in right of payment to all of our indebtedness and other liabilities.  Interest is payable semi-annually in arrears on June 15 and December 15 of each year.

The Debentures are convertible at the option of the holder into shares of our common stock at an initial conversion rate of 73.3138 shares per $1,000 principal amount of Debentures, which is equivalent to an initial conversion price of approximately $13.64 per share, subject to adjustments, prior to the close of business on the final maturity date only under the following circumstances: (1) during any fiscal quarter if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business days after any ten consecutive trading day period in which the trading price per $1,000 principal amount of Debentures for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the Debentures; (3) if the Debentures have been called for redemption; or (4) upon the occurrence of certain specified corporate transactions.  The conversion price is subject to adjustment in certain circumstances.  In 2005, we made an irrevocable election to settle in cash and not in shares 100% of the principal amount of the Debentures surrendered for conversion.  As a result, upon conversion we will deliver cash in lieu of our common stock.

Debenture holders may require us to repurchase their Debentures on December 15, 2008, 2010, 2013 and 2018, or at any time prior to their maturity in the case of certain events, at a repurchase price of 100% of their principal amount plus accrued interest.  From December 20, 2008, to, but not including December 15, 2010, we may redeem any of the Debentures if the closing price of our common stock exceeds 130% of the conversion price for at least 20 trading days in any 30 consecutive trading day period.  Beginning December 15, 2010, we may, by providing at least 30-days’ notice to the holders, redeem any of the Debentures at a redemption price of 100% of their principal amount, plus accrued interest.  Given our current stock price and market interest rates, we expect that we will be required to repurchase most or all of the remaining $152.0 million of Debentures on December 15, 2008.  As such, the Debentures would be considered a current liability instead of a long-term liability.  However, we will utilize borrowings under our new Revolving Credit Facility (discussed above) that matures on February 11, 2011, for any Debenture repurchases as they occur up to and including December 15, 2008.  Since the new Revolving Credit Facility is long-term, we have continued to classify our Debentures as a long-term liability on the Consolidated Balance Sheet at December 31, 2007.

From January 1, 2008, through March 3, 2008, we repurchased and retired $61.0 million of our Debentures, leaving $91.0 million outstanding.

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Notes to Consolidated Financial Statements - continued

Bank Debt — Bank debt consisted of the following (dollars in thousands):

	December 31,
	2006	2007
Bank line of credit	$11,949	$49,516
Loan payable in monthly installments of $136 (including principal and interest), at a fixed interest rate of 7.11%, maturing November 2009	4,392	2,913
Loan payable in monthly installments of $204 (including principal and interest), at a fixed interest rate of 7.48%, maturing November 2008	4,353	2,159
Foreign loan payable in quarterly installments of $312, $234 and $156 (plus interest) in 2008, 2009 and 2010, respectively, at a fixed interest rate of 5.50%, maturing October 2010	—	2,807
Revolving foreign bank loan, interest rate of 5.95%	—	1,263
Other	—	260
Total bank debt	20,694	58,918
Less current portion	(3,602)	(9,108)
Long-term bank debt	$17,092	$49,810

Maturities — We took into consideration the terms of our new Revolving Credit Facility (discussed above) in determining the maturities of our long-term debt, which were determined to be as follows (in thousands):

Amount Maturing
2008	$9,108
2009	31,186
2010	30,624
2011	140,000
$210,918

(9) Financial Instruments

Net Investment Hedges

Periodically, we enter into cross-currency swap arrangements with a financial institution to partially hedge the net assets of certain foreign operations (“net investment hedges”) and offset the foreign currency translation and economic exposures related to our investments in these foreign operations.  We consider the net investment hedges to be effective hedges with gains/losses recorded as part of shareholders’ equity.  Increases and decreases in the net investment in our subsidiaries due to foreign exchange volatility will be partially offset by foreign exchange losses and gains from the net investment hedge, both of which are recorded within “accumulated other comprehensive income” on the Consolidated Balance Sheet.

At December 31, 2007, we had net investment hedges in both Great Britain Pounds (“GBP”) and in Euros.  The fair values of our GBP hedges were gains of $129,000 and $227,000 at December 31, 2006 and 2007, respectively.  As of December 31, 2007, the GBP investment hedges had a notional amount of $30.1 million and a weighted average exchange rate of 0.4990 GBP for each United States dollar (“USD”).  The fair values of our Euro hedges were a gain of $174,000 and a loss of $4.6 million at December 31, 2006 and 2007, respectively.  As of December 31, 2007, the Euro investment hedges had a notional amount of $68.5 million and a weighted average exchange rate of 0.7303 Euros for each USD.    The combined fair value of these net investment hedges at December 31, 2007, was a loss of approximately $4.4 million.  The hedges mature at varying dates up to September 2009.

Foreign Exchange Forward Contracts

We transact business in foreign currencies and from time to time, we will enter into foreign exchange forward contracts to offset the risk associated with the effects of certain foreign currency exposures.  Increases or decreases in our foreign currency exposures are offset by gains or losses on the forward contracts, to mitigate the possibility of foreign currency transaction gains or losses.  These foreign currency exposures typically arise from inter-company

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Notes to Consolidated Financial Statements - continued

transactions, such as loans, between foreign entities and/or CIBER, Inc.  These derivative financial instruments generally have maturities of less than one year and are subject to fluctuations in foreign exchange rates, as well as credit risk.  These foreign exchange forward contracts do not qualify as hedges and, accordingly, both realized and unrealized gains and losses from foreign exchange forward transactions are included in “other income (expense), net.”  We have two outstanding Euro/USD foreign currency forward contracts at December 31, 2007, with a notional amount of $9.3 million and a weighted average exchange rate of 0.6984 Euros for each USD and which mature in 2008.  The combined fair value of these contracts at December 31, 2007, was a loss of approximately $183,000.  We also have a GBP/USD forward contract to purchase $206,500 monthly through June 2009 at an exchange rate of 0.4994 GBP for each USD.  Fair value of this forward contract was not material at December 31, 2007.

We manage credit risk related to our net investment hedges and our foreign exchange forward contracts through careful selection of the financial institution utilized as the counterparty.

Fair Value of Other Financial Instruments

The carrying values of our cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term nature.  The book values of the borrowings under our bank line of credit and our other bank debt approximate their fair values due to either their variable interest rates or their short-term nature.  The estimated fair value of our $152.0 million of Debentures at December 31, 2007, was approximately $146.1 million, based on their trading prices.

(10) Income Taxes

Income tax expense consists of the following:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Current:
Federal	$2,471	$1,190	$5,282
State and local	1,435	1,234	1,969
Foreign	3,212	5,357	3,792
	7,118	7,781	11,043
Deferred:
Federal	5,812	6,167	3,453
State and local	1,530	1,362	697
Foreign	(562)	(1,939)	1,355
	6,780	5,590	5,505
Income tax expense	$13,898	$13,371	$16,548

U.S. and foreign income before income taxes are as follows:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
United States	$31,351	$27,732	$31,515
Foreign	7,254	10,374	14,059
Income before income taxes	$38,605	$38,106	$45,574

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Notes to Consolidated Financial Statements - continued

Income tax expense differs from the amounts computed by applying the statutory U.S. Federal income tax rate to income before income taxes as a result of the following:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Income tax expense at the federal statutory rate of 35%	$13,512	$13,337	$15,951
Increase (decrease) resulting from:
State income taxes, net of federal income tax benefit	1,927	1,687	1,733
Non-deductible other costs	767	929	965
Federal research credit	(2,403)	(1,185)	(1,684)
Prior year return adjustments	—	(1,022)	(100)
Other	95	(375)	(317)
Income tax expense	$13,898	$13,371	$16,548

The components of the net deferred tax asset or liability are as follows:

	December 31,
	2006	2007
	(In thousands)
Deferred tax assets:
Accrued expenses	$5,581	$4,386
Federal tax credit carryforwards	5,789	5,841
U.S. net operating loss (“NOL”) carryforwards	2,605	1,743
Foreign NOL carryforwards	12,412	8,811
Other	509	4,538
Total gross deferred tax assets	26,896	25,319
Less valuation allowance for foreign NOL carryforwards	(9,017)	(6,758)
Deferred tax assets, net	17,879	18,561
Deferred tax liabilities:
Intangible assets	(33,760)	(38,590)
Other	(2,628)	(1,591)
Total gross deferred tax liabilities	(36,388)	(40,181)
Net deferred tax liability	$(18,509)	$(21,620)

Balance sheet classification of deferred taxes:
Deferred tax asset — current	$3,748	$9,384
Deferred tax asset — long-term	4,427	853
Deferred tax liability — long-term	(26,684)	(31,857)
Net deferred tax liability	$(18,509)	$(21,620)

Based on our evaluation of current and anticipated future taxable income, we believe sufficient taxable income will be generated to realize the net deferred tax assets.

At December 31, 2007, we have approximately $5.1 million of NOL carryforwards for U.S. Federal tax purposes resulting from acquisitions.  Annual usage of these U.S. NOL carryforwards is limited under U.S. tax rules, however, they do not begin to expire until 2022.  There is no valuation allowance for U.S. NOL carryforwards as we expect to fully utilize them.  At December 31, 2007, we also have approximately $31.2 million of foreign NOL carryforwards of which approximately $15.2 million were pre-acquisition NOLs.  We have recorded a valuation allowance for over 75% of the foreign NOL carryforwards as we do not believe it is more likely than not that we will utilize them.  Less than 5% of the foreign NOL carryforwards may expire.  Any additional realized benefit from any pre-acquisition NOL carryforwards

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Notes to Consolidated Financial Statements - continued

will be recorded as a reduction of goodwill.  In 2007, goodwill decreased $2.2 million related to pre-acquisition NOL carryforwards.

We do not provide for U.S. income taxes on the undistributed earnings of our foreign subsidiaries, as we consider these to be permanently reinvested in the operations of such subsidiaries.  At December 31, 2007, these undistributed earnings totaled approximately $80.6 million.  If some of these earnings were distributed, some countries may impose withholding taxes.  In addition, as foreign taxes have previously been paid on these earnings, we would expect to be entitled to a U.S. foreign tax credit that would reduce the U.S. taxes owed on such distribution.  As such, it is not practicable to determine the net amount of the related unrecognized U.S. deferred tax liability.

We are routinely subject to examination by various domestic and foreign tax authorities.  The outcome of tax audits is always uncertain and could result in significant cash tax payments that could be material.  Tax audits may take long periods of time to ultimately resolve.  We do not believe the outcome of any tax audit at December 31, 2007, will have a material adverse effect on our consolidated financial position or results of operations.

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007, and there was no impact to our financial statements.  FIN 48 clarifies the accounting for uncertainty in income tax positions.  FIN 48 provides that the tax affects from an uncertain tax position can be recognized in our financial statements only if the position is more-likely-than-not of being sustained on audit, based on the technical merits of the position.  Tax positions that meet the recognition threshold are reported at the largest amount that is more-likely-than-not to be realized.  This determination requires a high degree of judgment and estimation.  We periodically analyze and adjust amounts recorded for our uncertain tax positions, as events occur to warrant adjustment, such as when the statutory period for assessing tax on a given tax return or period expires or if tax authorities provide administrative guidance or a decision is rendered in the courts.  Most of our unrecognized tax benefits would affect our effective tax rate if recognized.  Furthermore, we do not reasonably expect the total amounts of unrecognized tax benefits to significantly increase or decrease within the next 12 months.

Unrecognized Tax Benefits
(In thousands)
Balance at January 1, 2007	$2,530
Increases related to current year tax positions	697
Lapse of statute of limitations	(242)
Balance at December 31, 2007	$2,985

We file a U.S. Federal income tax return and tax returns in nearly all U.S. states, as well as in numerous foreign jurisdictions.  We routinely have tax examinations in process.  Currently, our U.S. Federal income tax returns dating back to 2004 are open to possible examination.  Our most significant foreign operations are in the U.K., the Netherlands and Germany, where we are no longer subject to tax examination for years prior to 2004, 2005 and 1998, respectively.

(11) 401(k) Savings Plan

Almost all of our U.S. employees are eligible to participate in our 401(k) savings plan.  We match a portion of the employees’ contribution.  Vesting in CIBER’s matching contribution occurs over six years.  Forfeitures reduce our matching contributions.  We record forfeitures when a participant’s employment ends.  We recorded expense of $4.5 million, $4.0 million and $3.3 million in 2005, 2006 and 2007, respectively, related to this plan.

(12) Share-Based Compensation

We account for share-based compensation in accordance with the provisions of SFAS No. 123(R), “Share-Based Payment.”  SFAS No. 123(R) requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of these awards.  SFAS No. 123(R) also requires the benefits of tax deductions in excess of compensation expense to be reported as a financing cash flow, rather than as an operating cash

CIBER, Inc. and Subsidiaries

Notes to Consolidated Financial Statements - continued

flow as prescribed under the prior accounting rules.  This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption.  Total cash flow remains unchanged from what would have been reported under prior accounting rules.  Prior to January 1, 2006, we accounted for our share-based compensation plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.”

Share-based compensation cost is recognized, as appropriate, in either Cost of Consulting Services or in Selling, General and Administrative Expense in the Consolidated Statement of Operations.  The table below summarizes the amounts recorded in the Consolidated Statement of Operations for share-based compensation:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Cost of consulting services	$—	$481	$534
Selling, general and administrative expense	179	1,038	2,073
Total share-based compensation cost before taxes	179	1,519	2,607
Income tax benefit related to share-based compensation	72	283	646
Total share-based compensation included in net income	$107	$1,236	$1,961

The following table illustrates the effect on net income and earnings per share if we had applied the fair value provisions of SFAS No. 123 to share-based compensation for the periods prior to the adoption of SFAS No. 123(R).

		Year Ended December 31, 2005
		(In thousands, except per share data)
Net income, as reported		$24,707
Deduct: Share-based compensation cost determined under the fair value based method, net of related tax effects		(9,032)
Pro forma net income		$15,675

Earnings per share — basic:	As reported	$0.40
	Pro forma	0.25
Earnings per share — diluted:	As reported	0.38
	Pro forma	0.25

Our pro forma share-based compensation cost for the year ended December 31, 2005, was considerably higher than our share-based compensation cost for the years ended December 31, 2006 and 2007.  This was primarily related to our acceleration of the vesting on approximately 2.6 million employee stock options during the year ended December 31, 2005.  At December 31, 2005, substantially all of our outstanding stock options were fully vested and as such, they have little impact on our stock-based compensation expense recognized under SFAS No. 123(R).

Share-Based Plans

CIBER, Inc. 2004 Incentive Plan (the “2004 Plan”) — On April 27, 2004, our shareholders approved the adoption of the CIBER, Inc. 2004 Incentive Plan.  As part of this adoption, 5,000,000 shares of CIBER, Inc. common stock were authorized for issuance under the 2004 Plan.  The plan administrators may grant restricted stock, stock options, performance units or any combination thereof, to officers, employees and consultants.  The Compensation Committee of the Board of Directors determines the number, nature and vesting of such awards.  As of December 31, 2007, there are approximately 329,000 shares available for future grants under the 2004 Plan.

The 2004 Plan also implements a formula stock option plan for non-employee directors.  Under the formula plan, each non-employee director will receive a non-statutory option to purchase 20,000 shares of common stock upon election to the Board of Directors and an option to purchase 5,000 shares of common stock on each anniversary of election to the

CIBER, Inc. and Subsidiaries

Notes to Consolidated Financial Statements - continued

Board of Directors.  The 2004 Plan further provides that non-employee directors receive shares of CIBER common stock as compensation for attending Board, Annual and committee meetings, as well as for serving as committee chairpersons.  Compensation expense for grants of common stock to non-employee directors were $125,000, $182,000 and $224,000 for the years ended December 31, 2005, 2006 and 2007, respectively, and are included in our total recorded share-based compensation costs.

Options granted under the 2004 Plan generally have an exercise price that is at least equal to the market value of our common stock on the date of issuance.  Options currently being granted under the 2004 Plan are subject to cliff or graded vesting, generally ranging from one to four years, as determined at the date of grant by the Board of Directors, with the exception of some options granted to employees of our European Operations segment, which may be fully vested on the grant date.  Additionally, options granted under the 2004 Plan have contractual terms ranging from four to 10 years, but all 2004 Plan options must expire no later than 10 years from the grant date.

At December 31, 2007, there were approximately 8,810,000 shares of CIBER common stock reserved for options outstanding and available future grants under our stock option plans.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing method.  Compensation costs related to options with graded vesting are recognized on a straight-line basis over the vesting period.  The expected life for options with a contractual life of 10 years is derived from historical data pertaining to option exercises and employee terminations.  The expected life for options with a contractual life of less than 10 years is derived using the SEC’s “simplified method,” as we did not have sufficient historical data pertaining to options with contractual lives of less than 10 years upon which to base an expected term assumption.  Expected volatilities are based on historical volatility of our common stock.  The risk-free interest rate is derived from the U.S. Treasury yields in effect at the time of grant and the dividend yield is based on historical experience and expected future changes.  A summary of the weighted average assumptions used to value options granted and the grant date fair value follows:

	Year Ended December 31,
	2005	2006	2007
Expected life (in years)	5.0	4.1	5.0
Risk-free interest rate	4.12%	4.77%	4.46%
Expected volatility	50%	38%	36%
Dividend yield	0%	0%	0%
Fair value	$3.53	$2.36	$2.79

A summary of stock option activity for 2007 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
	(Options in thousands)
Outstanding at January 1, 2007	9,050	$7.84
Granted	1,342	$7.32
Exercised	(564)	$6.13
Expired or cancelled	(1,223)	$11.79
Forfeited	(124)	$7.10
Outstanding at December 31, 2007	8,481	$7.31	5.8	$2,584,824
Vested and expected to vest at December 31, 2007	8,324	$7.32	5.7	$2,582,092
Exercisable at December 31, 2007	6,946	$7.36	5.3	$2,562,181

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Notes to Consolidated Financial Statements - continued

The total intrinsic value of options exercised (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) during the years ended December 31, 2005, 2006 and 2007, was approximately $666,000, $655,000 and $963,000, respectively.  As of December 31, 2007, there was approximately $2.9 million of total unrecognized compensation cost related to unvested stock options.  That cost is expected to be recognized over a weighted average period of 2.1 years.

Employee Stock Purchase Plan (“ESPP”) — Under our ESPP, which is a non-qualified plan, eligible employees are allowed to purchase shares of our common stock through after tax payroll deductions at a price equal to 85% of the lesser of the fair market value on the first day of the applicable offering period or on the last day of the respective purchase period.  Each offering period is equal to three months.  Under this plan, substantially all employees may elect to contribute up to $4,000 of their compensation during one calendar year.  A total of 8,750,000 shares of common stock have been authorized for issuance under the ESPP, of which, approximately 979,000 shares are available at December 31, 2007, for future issuances.  In 2006 and 2007, we issued 414,265 and 354,296 shares, respectively, under our ESPP and the related compensation cost recorded under SFAS No. 123(R) was approximately $582,000 for 2006 and $531,000 for 2007.

(13) Shareholders’ Equity

Repurchase Program — CIBER has had a common stock share repurchase program since 1999 that has been amended from time to time by our Board of Directors to increase the authorized shares available for repurchase.  Under the most recent authorization in October 2007, the Board approved an additional $10 million dollars for future repurchases of our common stock or our Debentures.  Under the program in 2007, we repurchased 2,075,000 shares of common stock at a cost of $15.3 million, as well as $5.0 million of our Debentures at a cost of $4.8 million.  At December 31, 2007, there was approximately $3.6 million remaining for future repurchases under this program.

Shelf Registration Statement on Form S-4 — At December 31, 2007, we have an effective registration statement on Form S-4, under which 4,252,017 shares of our common stock remain available and which may be used from time to time in connection with future business combinations.

Shelf Registration Statement on Form S-3 — At December 31, 2007, we have an effective registration statement on Form S-3, under which up to 10,000,000 shares of our common stock may be sold in the future.  This registration statement enables us to raise funds from the offering of common stock from time to time, subject to market conditions and our capital needs.

Stock Purchase Rights — On September 21, 1998, CIBER, Inc. paid a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of CIBER, Inc. common stock (“Common Stock”).  A Right is also attached to all shares of Common Stock issued after the dividend date.  Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Preferred Stock, par value $0.01, at a purchase price of two hundred fifty dollars, subject to adjustment.  The Rights become exercisable ten business days following a public announcement that a person or group has acquired, or has commenced or intends to commence a tender offer for 15% or more of our outstanding Common Stock.  In the event the Rights become exercisable, each Right will entitle its holder, other than the Acquiring Person (as defined in the Rights Agreement), to that number of shares of our Common Stock having a market value of two times the exercise price of the Right.  In the event the Rights become exercisable because of a merger or certain other business combination, each Right will entitle its holder to purchase common stock of the acquiring company having a market value of two times the exercise price of the Right.  If the Rights were fully exercised, the shares issued would cause substantial dilution to the Acquiring Person or the Shareholders of the acquiring company.  We can redeem the Rights in their entirety, prior to their becoming exercisable, at $0.001 per Right.  The Rights expire on August 28, 2008, unless extended or earlier redeemed.

Comprehensive Income — Comprehensive income includes changes in the balances of items that are reported directly as separate components of shareholders’ equity.  Comprehensive income includes net income plus changes in cumulative foreign currency translation adjustment and gains or losses on foreign subsidiary net investment hedges, net of taxes.

CIBER, Inc. and Subsidiaries

Notes to Consolidated Financial Statements - continued

The balance of “accumulated other comprehensive income” reflected on the Consolidated Balance Sheets was comprised of the following:

	Accumulated Other Comprehensive Income
	Foreign Currency Translation	Hedge Gain (Loss)	Total
	(In thousands)
Balance at January 1, 2006	$(1,098)	$219	$(879)
Change in foreign currency translation	20,055	—	20,055
Change in fair value of hedge, net of tax	—	(3,820)	(3,820)
Settlement of net investment hedge	(3,789)	3,789	—
Balance at December 31, 2006	15,168	188	15,356
Change in foreign currency translation	18,367	—	18,367
Change in fair value of hedge, net of tax	—	(3,140)	(3,140)
Settlement of net investment hedge	(210)	210	—
Balance at December 31, 2007	$33,325	$(2,742)	$30,583

(14) Contingencies

We are routinely involved in legal proceedings, audits, claims and litigation arising in the ordinary course of business.  Although, the outcome of such matters is not predictable with assurance, we do not expect that the ultimate outcome of any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.  However, depending on the amount and timing, an unfavorable outcome of any such matters could possibly materially affect our future results of operations or cash flow in any particular period.

(15) Business and Credit Concentrations

Financial instruments that are potentially subject to concentrations of credit risk are cash and cash equivalents and accounts receivable.  Our cash and cash equivalents are in high-credit quality short-term investments and held by high-credit qualified financial institutions.  Accounts receivable are reviewed on a periodic basis and an allowance for bad debts is recorded where such amounts are determined to be uncollectible.  We do not require collateral from our customers.  Our revenue and accounts receivable are principally concentrated with large companies across several industries and governmental entities located throughout the United States and Europe.

(16) Segment Information

Our operating segments are organized internally primarily by the nature of their services, client base and geography.  They consist of Commercial Solutions, European Operations, State & Local Government Solutions, Federal Government Solutions and U.S. ERP Solutions (formerly U.S. Package Solutions).  Our Commercial Solutions, State & Local Government Solutions and Federal Government Solutions segments comprise our U.S. geographically-based operations that provide IT services and products in custom-developed software environments.  These offices report to a segment based on their primary client focus category (Commercial, State & Local or Federal); however, they also may have clients that fall into another category.  For example, a Commercial office may also provide services to a government client.  Our India-based operations are considered part of our Commercial Solutions segment.  Our U.S. ERP Solutions segment primarily provides enterprise software implementation services, including ERP and supply chain management software from software vendors such as Oracle, SAP and Lawson.  Our European Operations segment represents our offices in Europe, Eastern Asia, Australia and New Zealand that provide a broad range of IT consulting services, including package software implementation, application development, systems integration and support services.

We evaluate our segments’ results of operations based on operating income before amortization of intangible assets.  The accounting policies of our reportable segments are the same as those disclosed in the Summary of Significant Accounting Policies in Note 2, except for share-based compensation.  Share-based compensation is not charged to operating segments, but rather is recorded as part of corporate expenses.  We do not account for, or report to, our chief

CIBER, Inc. and Subsidiaries

Notes to Consolidated Financial Statements - continued

executive officer any information on assets or capital expenditures by segment as such information is only prepared on a consolidated basis.

Our largest client is the various agencies of the U.S. Federal Government, which accounted for approximately 15%, 14% and 12% of our total revenue in 2005, 2006 and 2007, respectively.  Revenue from the U.S. Federal Government comprised 96% of our Federal Government Solutions segment’s total revenue in 2007.  In addition, our State & Local Government Solutions segment had two clients that comprised 21% and 11% of that segment’s total revenue in 2007.

The following presents financial information about our reporting segments:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Total revenue:
Commercial Solutions	$355,523	$356,534	$361,977
European Operations	214,502	244,262	319,886
State & Local Government Solutions	125,866	141,143	143,925
Federal Government Solutions	159,836	141,286	137,268
U.S. ERP Solutions	102,864	115,107	124,007
Inter-segment	(2,582)	(2,495)	(5,088)
Total revenue	$956,009	$995,837	$1,081,975

Income from operations:
Commercial Solutions	$25,478	$24,782	$29,234
European Operations	8,550	13,087	19,455
State & Local Government Solutions	5,555	11,657	12,142
Federal Government Solutions	20,306	14,024	11,031
U.S. ERP Solutions	11,436	8,266	11,361
Corporate expenses	(18,711)	(20,846)	(22,883)
Total	52,614	50,970	60,340
Amortization of intangibles	(5,958)	(5,930)	(5,820)
Operating income	$46,656	$45,040	$54,520

Other information:
Total foreign revenue(1)	$221,182	$251,384	$331,078
Total foreign long-lived assets (2)	138,464	163,394	177,284

(1) Represents sales to all foreign clients based on client locations.

(2) This balance includes $130.4 million, $151.9 million and $162.2 million of goodwill and other intangible assets as of December 31, 2005, 2006 and 2007, respectively.

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Notes to Consolidated Financial Statements - continued

(17) Supplemental Statement of Cash Flow Information

Supplemental statement of cash flow information is as follows:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Acquisitions:
Fair value of assets recorded, excluding cash	$10,742	$10,411	$27,482
Liabilities recorded	(915)	(2,581)	(4,554)
Minority interest reduction	—	2,024	381
Common stock and options issued	(186)	—	(967)
Cash paid for acquisitions, net of cash acquired	$9,641	$9,854	$22,342

Noncash investing and financing activities:
Value of shares and options issued for acquisitions	$186	$—	$967
Cash paid for interest	8,691	8,369	7,964
Cash paid for income taxes, net	12,226	1,908	9,922

(18) Selected Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share amounts)
Year ended December 31, 2006
Revenue	$241,743	$249,968	$246,618	$257,508	$995,837
Operating income	9,674	12,874	10,269	12,223	45,040
Net income	4,450	6,752	6,072	7,461	24,735
Earnings per share — basic and diluted	0.07	0.11	0.10	0.12	0.40

Year ended December 31, 2007
Revenue	$259,185	$266,543	$265,737	$290,510	$1,081,975
Operating income	12,657	14,717	13,847	13,299	54,520
Net income	6,565	7,848	7,466	7,147	29,026
Earnings per share — basic and diluted	0.11	0.13	0.12	0.12	0.47

(19) Subsequent Event

During 2008, we have been in compliance (unaudited) with the financial covenants of our Revolving Credit Facility discussed in Note 8.  Given the economic downturn that began in the second half of 2008, there is an increased level of risk of our ability to maintain compliance with these debt covenants through 2009.  In light of this risk, we are pursuing several remedies including an amendment of the Revolving Credit Facility and/or utilizing the proceeds from the sale of our common stock to reduce the amount of outstanding debt under the Revolving Credit Facility.

CIBER, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
Consulting services	$253,496	$286,004	$749,726	$867,484
Other revenue	12,241	13,962	41,739	44,525
Total revenue	265,737	299,966	791,465	912,009

Cost of consulting services	185,423	209,515	549,912	632,811
Cost of other revenue	7,533	8,170	24,859	28,850
Selling, general and administrative expenses	57,478	67,464	171,217	200,000
Amortization of intangible assets	1,456	1,604	4,256	4,823
Operating income	13,847	13,213	41,221	45,525
Interest income	151	268	420	727
Interest expense	(1,804)	(2,399)	(5,522)	(7,922)
Other income (expense), net	(494)	227	(1,155)	(747)
Income before income taxes	11,700	11,309	34,964	37,583
Income tax expense	4,234	3,432	13,085	13,601
Net income	$7,466	$7,877	$21,879	$23,982

Earnings per share — basic	$0.12	$0.13	$0.36	$0.40

Earnings per share — diluted	$0.12	$0.13	$0.35	$0.40

Weighted average shares — basic	61,042	60,032	61,283	60,098

Weighted average shares — diluted	61,820	60,791	62,054	60,485

See accompanying notes to unaudited consolidated financial statements.

CIBER, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)

(Unaudited)

	December 31,	September 30,
	2007	2008
Assets
Current assets:
Cash and cash equivalents	$31,717	$39,341
Accounts receivable, net of allowances of $2,058 and $4,981, respectively	269,070	260,034
Prepaid expenses and other current assets	24,032	21,878
Deferred income taxes	9,384	6,835
Total current assets	334,203	328,088

Property and equipment, at cost	73,073	82,315
Less accumulated depreciation	(45,776)	(54,731)
Property and equipment, net	27,297	27,584

Goodwill	457,845	456,944
Other intangible assets, net	17,832	13,092
Deferred income taxes	853	530
Other assets	11,083	10,703
Total assets	$849,113	$836,941

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term bank debt	$9,108	$2,512
Accounts payable	35,538	30,615
Accrued compensation and related liabilities	54,837	68,599
Deferred revenue	20,682	16,445
Income taxes payable	5,447	3,690
Deferred income taxes	—	173
Other accrued expenses and liabilities	32,811	31,269
Total current liabilities	158,423	153,303

Debentures	152,000	80,985
Long-term bank debt	49,810	98,542
Deferred income taxes	31,857	35,909
Total liabilities	392,090	368,739

Minority interest	2,464	4,083
Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 shares issued	647	647
Additional paid-in capital	272,000	274,545
Retained earnings	180,613	203,416
Accumulated other comprehensive income	30,583	17,463
Treasury stock, 3,958 and 4,615 shares, respectively, at cost	(29,284)	(31,952)
Total shareholders’ equity	454,559	464,119
Total liabilities and shareholders’ equity	$849,113	$836,941

See accompanying notes to unaudited consolidated financial statements.

CIBER, Inc. and Subsidiaries

Consolidated Statement of Shareholders’ Equity

(In thousands)

(Unaudited)

							Accumulated
					Additional		Other	Total
	Common Stock		Treasury Stock		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Equity
Balances at January 1, 2008	64,705	$647	(3,958)	$(29,284)	$272,000	$180,613	$30,583	$454,559
Net income	—	—	—	—	—	23,982	—	23,982
Gain on net investment hedges, net of $27 tax	—	—	—	—	—	—	45	45
Foreign currency translation	—	—	—	—	—	—	(13,165)	(13,165)
Employee stock purchases and options exercised	—	—	673	4,708	4	(1,153)	—	3,559
Tax benefit from exercise of stock options	—	—	—	—	121	—	—	121
Share-based compensation	—	—	20	143	2,420	(26)	—	2,537
Purchases of treasury stock	—	—	(1,350)	(7,519)	—	—	—	(7,519)
Balances at September 30, 2008	64,705	$647	(4,615)	$(31,952)	$274,545	$203,416	$17,463	$464,119

See accompanying notes to unaudited consolidated financial statements.

CIBER, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2007	2008
Operating activities:
Net income	$21,879	$23,982
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	8,736	9,513
Amortization of intangible assets	4,256	4,823
Deferred income tax expense	2,886	4,902
Provision for doubtful receivables	603	3,670
Share-based compensation expense	1,967	2,537
Other, net	2,240	909
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(17,116)	2,457
Other current and long-term assets	(3,268)	(1,469)
Accounts payable	(14,545)	(4,297)
Accrued compensation and related liabilities	9,655	15,167
Other accrued expenses and liabilities	1,367	953
Income taxes payable/refundable	4,454	(391)
Net cash provided by operating activities	23,114	62,756

Investing activities:
Acquisitions, net of cash acquired	(17,316)	(7,790)
Purchases of property and equipment, net	(8,631)	(10,837)
Proceeds from sale of property and equipment	1,864	—
Other	—	233
Net cash used in investing activities	(24,083)	(18,394)

Financing activities:
Borrowings on long-term bank debt	253,240	387,952
Payments on long-term bank debt	(248,381)	(345,797)
Retirement of debentures	—	(68,779)
Employee stock purchases and options exercised	4,912	3,559
Purchases of treasury stock	(11,845)	(7,519)
Excess tax benefits from share-based compensation	290	148
Settlement of cross-currency interest rate swaps	(339)	(4,459)
Other, net	149	(4)
Net cash used in financing activities	(1,974)	(34,899)
Effect of foreign exchange rate changes on cash and cash equivalents	1,653	(1,839)
Net increase (decrease) in cash and cash equivalents	(1,290)	7,624
Cash and cash equivalents, beginning of period	33,319	31,717
Cash and cash equivalents, end of period	$32,029	$39,341

See accompanying notes to unaudited consolidated financial statements.

CIBER, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(1)  Basis of Presentation

The accompanying unaudited interim consolidated financial statements of CIBER, Inc. and subsidiaries (together, “CIBER,” “the Company,” “we,” “our,” or “us”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for quarterly reports on Form 10-Q and do not include all of the information and note disclosures required by U.S. generally accepted accounting principles for complete financial statements.  These consolidated financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K filed with the SEC.  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the interim periods presented.  The results of operations for an interim period are not necessarily indicative of the results of operations for a full fiscal year.  Certain prior period amounts have been reclassified to conform to the current period presentation.

On January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements” for our financial assets and liabilities.  There was no material impact to our consolidated financial position or results of operations upon adoption.

Recently Issued Accounting Pronouncements — In May 2008, the FASB issued FASB Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“the FSP”).  The FSP requires that the proceeds from the issuance of certain convertible debt instruments be allocated between a liability component (issued at a discount) and an equity component.  The resulting debt discount would be amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense.  The FSP is effective for fiscal years beginning after December 15, 2008, will not permit early application and will require retrospective application to all periods presented.  This FSP changes the accounting treatment for our Convertible Senior Subordinated Debentures (“Debentures”).  Although we anticipate that most or all of our remaining Debentures will be required to be repurchased prior to the adoption of this FSP on January 1, 2009, our financial statements covering past periods (including the current fiscal year) will be impacted as a result of the required retrospective application.  Financial statements for future periods may also be impacted to the extent that any of the Debentures remain outstanding on January 1, 2009.  We are currently evaluating the impact of the FSP on our consolidated financial statements.

Other Income (Expense), Net — Other income (expense), net consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(In thousands)
Minority interest expense	$(563)	$(235)	$(1,117)	$(1,113)
Foreign exchange gains (losses), net	(209)	462	(317)	(1,582)
Gain from the sale of IBM staffing operation	271	—	271	—
Gain on retirement of Debentures, net	—	—	—	1,866
Other, net	7	—	8	82
Other income (expense), net	$(494)	$227	$(1,155)	$(747)

(2) Earnings Per Share

Our computation of earnings per share — basic and diluted is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(In thousands, except per share amounts)
Numerator:
Net income as reported	$7,466	$7,877	$21,879	$23,982
Denominator:
Basic weighted average shares outstanding	61,042	60,032	61,283	60,098
Dilutive effect of employee stock options	778	759	771	387
Diluted weighted average shares outstanding	61,820	60,791	62,054	60,485

Earnings per share – basic	$0.12	$0.13	$0.36	$0.40
Earnings per share – diluted	$0.12	$0.13	$0.35	$0.40

Dilutive securities are excluded from the computation in periods in which they have an anti-dilutive effect.  The approximate average number of anti-dilutive stock options (options whose exercise price is greater than the average CIBER stock price during the period) omitted from the computation of diluted weighted average shares outstanding was 3,534,000 and 3,409,000 for the three months ended September 30, 2007 and 2008, respectively, and 3,783,000 and 5,542,000 for the nine months ended September 30, 2007 and 2008, respectively.

(3) Acquisitions

On April 15, 2008, our Europe division acquired a Norwegian SAP consultancy for a total purchase price of approximately $6.5 million.  The results of the acquired operation have been included in our consolidated financial statements since the date of acquisition.  Approximately $4.8 million was paid during the current year and approximately $1.7 million is expected to be paid in the future.  In connection with the acquisition, we recorded goodwill of approximately $5.5 million and acquired other net assets of $1.0 million.

Additionally, during the nine months ended September 30, 2008, we purchased a minority shareholders’ interest in one of our European subsidiaries for a purchase price of approximately $2.8 million.

(4) Goodwill

The changes in the carrying amount of goodwill are as follows:

	Commercial	Europe	State & Local Government	Federal Government	Enterprise Solutions	Total
	(In thousands)
Balance at January 1, 2008	$134,635	$152,359	$42,248	$74,264	$54,339	$457,845
Acquisitions	—	7,744	—	—	—	7,744
Other	748	51	—	—	—	799
Effect of foreign exchange rate changes	—	(9,444)	—	—	—	(9,444)
Balance at September 30, 2008	$135,383	$150,710	$42,248	$74,264	$54,339	$456,944

(5) Borrowings

Revolving Credit Facility — On February 11, 2008, we entered into a $200 million senior secured reducing revolving credit facility, with several financial institutions as lenders and Wells Fargo as administrative agent (the “Revolving Credit Facility”).  The Revolving Credit Facility replaced our previous $60 million bank line of credit and refinanced all amounts outstanding thereunder.  The Revolving Credit Facility is secured by substantially all of our assets.  Beginning on March 31, 2009, and continuing through December 31, 2010, the aggregate commitments under the Revolving Credit Facility will be reduced by $7.5 million each quarter end.  The Revolving Credit Facility matures on February 11, 2011, at which time the remaining $140 million of maximum credit available will terminate and all outstanding balances must be repaid in full.

At our election, our borrowings under the Revolving Credit Facility bear interest at rates calculated in reference to either the Wells Fargo prime lending rate (“prime”) plus a margin that ranges from 0.00% to 0.25%, or a London interbank offered market rate (“LIBOR”) for one to six month maturities, plus a margin that ranges from 0.75% to 1.75%.  At September 30, 2008, our weighted average interest rate on our outstanding borrowings was 4.42%.  We are also required to pay a fee on the unused portion of the Revolving Credit Facility that ranges from 0.20% to 0.50%.  For so long as our Debentures remain outstanding, we will also incur a facility fee of 0.15% on the entire amount of the commitment.

The Revolving Credit Facility contains certain financial covenants, including a maximum consolidated total leverage ratio, a maximum senior leverage ratio, a minimum interest coverage ratio and a minimum liquidity percentage.  We were in compliance with these financial covenants as of September 30, 2008.  The terms of the Revolving Credit Facility include, among other provisions, specific limitations on the incurrence of additional indebtedness and liens, stock repurchases, investments, guarantees, mergers, dispositions and acquisitions, and a prohibition on the payment of any dividends.

The Revolving Credit Facility provides for the issuance of letters of credit and any outstanding letters of credit reduce the maximum available borrowings under the Revolving Credit Facility.  At September 30, 2008, we had approximately $1.0 million of outstanding letters of credit and borrowings of $96.8 million, leaving approximately $102.2 million of remaining borrowing availability under the Revolving Credit Facility.

Convertible Senior Subordinated Debentures — In a private placement on December 2, 2003, we issued $175.0 million of 2.875% Debentures due to mature in December 2023.  The Debentures are general unsecured obligations and are subordinated in right of payment to all of our indebtedness and other liabilities.  Interest is payable semi-annually in arrears on June 15 and December 15 of each year.  As of September 30, 2008, we had repurchased and retired $94.0 million of our Debentures, leaving $81.0 million outstanding at September 30, 2008.  We paid $68.8 million for repurchases completed during the nine months ended September 30, 2008, resulting in a gain, net of accelerated debt issuance costs, of $1.9 million.  Additionally, during October 2008 we repurchased and retired an additional $28.2 million of our Debentures, leaving $52.8 million outstanding.

The Debentures are convertible at the option of the holder into shares of our common stock at an initial conversion rate of 73.3138 shares per $1,000 principal amount of Debentures, which is equivalent to an initial conversion price of approximately $13.64 per share, subject to adjustments, prior to the close of business on the final maturity date only under the following circumstances: (1) during any fiscal quarter if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business days after any ten consecutive trading day period in which the trading price per $1,000 principal amount of Debentures for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the Debentures; (3) if the Debentures have been called for redemption; or (4) upon the occurrence of certain specified corporate transactions.  The conversion price is subject to adjustment in certain circumstances.  In 2005, we made an irrevocable election to settle in cash and not in shares 100% of the principal amount of the Debentures surrendered for conversion.  As a result, upon conversion we will deliver cash in lieu of our common stock.

Debenture holders may also require us to repurchase their Debentures on December 15, 2008, 2010, 2013 and 2018, or at any time prior to their maturity in the case of certain events, at a repurchase price of 100% of their principal amount plus accrued interest.  From December 20, 2008, to but not including December 15, 2010, we may redeem any of the Debentures if the closing price of our common stock exceeds 130% of the conversion price for at least 20 trading days in any 30 consecutive trading day period.  Beginning December 15, 2010, we may, by providing at least 30-days’ notice to the holders, redeem any of the Debentures at a redemption price of 100% of their principal amount, plus accrued interest.  Given our current stock price and market interest rates, we expect that we will be required to repurchase most or all of the remaining Debentures on December 15, 2008.  As such, the Debentures would generally be considered to be a current liability instead of a long-term liability.  However, we have the intent and ability to use borrowings under our Revolving Credit Facility that matures on February 11, 2011, for any Debenture repurchases as they occur up to and including December 15, 2008.  Since the Revolving Credit Facility is long-term, we have continued to classify our Debentures as a long-term liability on our Consolidated Balance Sheets.

(6) Shareholder’s Equity

Repurchase Program — CIBER has had a common stock share repurchase program since 1999 that has been amended from time to time by our Board of Directors to increase the authorized shares available for repurchase.  Under the most recent authorization in February 2008, the Board approved an additional $10.0 million dollars for future repurchases of our common stock.  During the nine months ended September 30, 2008, we repurchased approximately 1.4 million shares of common stock at an approximate cost of $7.5 million.  At September 30, 2008, there was approximately $6.1 million remaining for future repurchases under this program.

Comprehensive Income (Loss) — The components of comprehensive income (loss) were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(In thousands)
Comprehensive income (loss):
Net income	$7,466	$7,877	$21,879	$23,982
Gain (loss) on net investment hedges, net of tax	(1,631)	4,041	(2,506)	45
Foreign currency translation adjustments	8,743	(23,110)	14,549	(13,165)
Total comprehensive income (loss)	$14,578	$(11,192)	$33,922	$10,862

(7) Segment Information

Our reportable segments are our five operating divisions, which are organized internally primarily by the nature of their services, client base and geography.  They consist of our Europe division, which includes Eastern Asia, Australia and New Zealand, and our four domestic divisions, which consist of Commercial, State & Local Government, Federal Government and Enterprise Solutions.  Our India-based operations are considered part of our Commercial division.

The following presents financial information about our reporting segments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
	(In thousands)
Total revenue:
Commercial	$91,687	$99,797	$274,221	$296,359
Europe	76,326	105,406	223,769	321,145
State & Local Government	34,050	35,034	104,970	109,999
Federal Government	34,150	31,387	102,302	96,672
Enterprise Solutions	30,968	30,069	89,612	93,071
Inter-segment	(1,444)	(1,727)	(3,409)	(5,237)
Total revenue	$265,737	$299,966	$791,465	$912,009

Income from operations:
Commercial	$6,891	$9,725	$21,913	$28,261
Europe	5,119	7,342	13,091	23,722
State & Local Government	2,584	3,123	9,787	10,059
Federal Government	3,017	2,762	8,845	7,152
Enterprise Solutions	3,090	(1,738)	8,771	106
Corporate expenses	(5,398)	(6,397)	(16,930)	(18,952)
Total	15,303	14,817	45,477	50,348
Amortization of intangibles	(1,456)	(1,604)	(4,256)	(4,823)
Operating income	$13,847	$13,213	$41,221	$45,525

PROSPECTUS

CIBER, INC.

$100,000,000

Debt Securities

Common Stock

Preferred Stock

Warrants

This prospectus relates to the offer and sale from time to time by CIBER, Inc. of debt securities, Common Stock, Preferred Stock, and warrants to purchase debt securities, Preferred Stock or Common Stock.  We refer to our debt securities, Common Stock, Preferred Stock, and warrants collectively as the “securities.”

This prospectus describes some of the general terms that may apply to the securities we may offer. Each time that securities are offered and sold by us using this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement also may add or update information contained in this prospectus. You should read this prospectus, any post-effective amendment, and any supplement thereto carefully before you invest.

The securities may be offered and sold by us to or through one or more underwriters, dealers or agents or directly to purchasers on a continuous or delayed basis. See “Plan of Distribution” beginning on page 26 of this prospectus.

Our Common Stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CBR.”

Investing in our securities involves risks. See “Risk Factors” beginning on page 6 of this prospectus for risks relating to an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated January 8, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC.  Under this registration statement, we may, from time to time, offer and issue any of the securities or any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000.  This prospectus gives you a general description of the securities that we may offer.  Once we know the actual information concerning an offering, we may be required to provide further information by means of a prospectus supplement.  You should read this prospectus and any applicable post-effective amendment or prospectus supplement, together with the information described under the headings, “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

This prospectus incorporates documents containing important business and financial information about CIBER, Inc. by reference which are not presented or delivered with this prospectus. Copies of these documents are available without charge, upon written or oral request by a person to whom this prospectus has been delivered. Requests should be made to CIBER, Inc., at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, Colorado 80111; telephone number (303) 220-0100. To ensure timely delivery of the documents, requests should be made no later than five business days prior to the date on which a final investment decision is to be made.

Readers should rely only on the information provided or incorporated by reference in this prospectus, any post-effective amendment, or any prospectus supplement.  Readers should not assume that the information in the prospectus, any post-effective amendment, or any prospectus supplement is accurate as of any date other than the date on the front cover of the document. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

In this prospectus and any post-effective amendment or any prospectus supplement, unless otherwise specified, the terms “CIBER,” “the Company,” “we,” “us” or “our” mean CIBER, Inc. and its consolidated subsidiaries. Unless otherwise stated, currency amounts in this prospectus are stated in United States dollars, or “$.”

THE COMPANY

CIBER is a diversified, system integration and information technology services (“IT”) consulting firm, with approximately 8,400 employees and total revenue of approximately $1.1 billion in 2007. We operate in a geographically-based business model from over 100 offices in 18 countries. CIBER helps clients achieve their business goals by building, integrating and supporting mission-critical applications and systems for optimized quality, increased business value, faster time-to-market and reduced total cost of operations. Our clients consist primarily of government agencies and Fortune 1000 and middle market companies across most major industries.

Services and Operations

We organize our operations by the nature of their services, client base and geography. We have five reportable segments and for the year ended December 31, 2007, our percentage of total revenue by segment was as follows:

Commercial	33%
Europe	30%
State & Local Government	13%
Federal Government	13%
Enterprise Solutions	11%

Clients

Our clients consist primarily of Fortune 1000 and middle market companies across most major industries, as well as government agencies. These organizations typically have significant IT budgets and frequently depend on outside consultants to help achieve their business and IT objectives. In 2007, we estimate our approximate percentage of total revenue by client industry was:

Government	28%
Manufacturing/high tech	18%
Financial	13%
Healthcare/pharmaceutical	10%
Automotive	6%
Retail	6%
Telecommunications	3%
Education	2%
Services and other	14%

Certain clients account for a significant portion of our revenue. Our largest client, the various agencies of the U.S. Federal Government, collectively accounted for approximately 15%, 14% and 12% of total revenue in 2005, 2006 and 2007, respectively. No other client accounted for more than 3% of our total revenue in 2007. In addition, our five largest clients (including the various agencies of the U.S. Federal Government as one client) accounted for, in the aggregate, approximately 22% of our total revenue in 2007. By segment, the largest client for each of our respective segments accounted for the following percentage of each segment’s 2007 total revenues: Commercial - 7%; Federal Government - 96%; State & Local Government - 21%; Enterprise - 12% and Europe - 7%. Additionally, our State & Local Government segment had a second client in 2007 that accounted for 11% of its total segment revenue.

Client retention and turnover is highly dependent upon the type of solution we are providing. Many of our client relationships in which we are providing a custom solution have continued for many years. Each year, most of the services revenue in our Commercial, Federal Government and State & Local Government segments comes from clients for whom we have previously provided services. With services related to package software solutions, which includes our Enterprise segment, as well as a large part of our Europe segment, client engagements most typically involve a large enterprise software implementation over a period of six to eighteen months. Typically, once package software implementations are completed, future consulting services revenues from that client are minimal and, as a result, client turnover is high.

Typically, both our commercial and government clients may cancel their contracts or reduce their use of our services on short notice. If any significant client terminates its relationship with us or substantially decreases its use of our services, it could have a material adverse effect on our financial condition and results of operations.

Acquisitions/Business Combinations

Since the late-1980s, CIBER has executed a strategy of growth and diversification that included expanding our range of IT-related services, developing a professional sales force and selectively acquiring established complementary companies. Since our initial public offering in March of 1994, we have completed over 60 business combinations. In the past several years, our acquisition strategy has centered upon our need to further augment business segments with additional vertical areas of expertise, consultants or geographic reach. Our acquisition strategy has been central to our ability to expand our business model in the following areas:

•                                          Increased project-based capabilities - We have expanded our project-based delivery capabilities by adding expertise around SAP, Oracle (which now includes PeopleSoft and JD Edwards) and other ERP packages. In addition to acquiring project-based ERP capabilities, we have developed internal project level expertise in delivery of custom software applications, application maintenance and technology outsourcing services. This combination of acquired and organically-developed project delivery capabilities has resulted in a shift in our mix of business to project-based work from staff supplementation services.

•                                          Established significant public sector presence - Our acquisitions have enabled us to become an established firm in the public sector, providing services to all 50 states over the past three years, over 225 cities and more than 150 counties, as well as hundreds of other quasi-governmental entities, such as school districts and utilities and to the U.S. Federal government. Our public sector clients, including those located in Europe, accounted for approximately 28% of our total revenue in 2007.

•                                          Expanded geographic presence - Acquisitions have also allowed us to expand our geographic footprint to include a significant European presence. Beginning with our first foreign acquisition in the Netherlands in 1999, and most recently our 2008 acquisition of a Norwegian SAP consultancy, we have expanded our European operations to include approximately 34 foreign offices located in 11 European countries, plus China, Australia and New Zealand.

Corporate Information

We were originally incorporated in Michigan in 1974 and later reincorporated in Delaware in 1993. Our corporate headquarters are located at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, Colorado 80111. Our telephone number is (303) 220-0100, and our website address is www.ciber.com. The information on our website is not part of this prospectus or the applicable prospectus supplement.

RISK FACTORS

Your investment in our securities being offered in this prospectus involves a high degree of risk. In making your investment decision, you should carefully consider the following risk factors, in addition to other information contained in this prospectus, in our most recent annual report on Form 10-K and most recent quarterly reports on Form 10-Q and in any other documents incorporated by reference into this prospectus from our other SEC filings. We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of the risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations and the market price of our securities.

A significant or prolonged economic downturn would likely affect the levels of client spending and could have a materially adverse affect on our revenues, results of operations and financial condition.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the regional and global economic conditions that they operate in.  Many economists have determined that the U.S. economy, and possibly the global economy, has entered into a recession as a result of the recent deterioration in the credit markets and the related financial crisis, as well as a variety of other factors.  A significant and sustained economic slowdown, particularly in the U.S. or Western Europe, likely would cause reductions in technology and other discretionary spending by some of our clients, which would result in reductions in the growth of new business as well as reductions in existing business.  Reduced demand for our services could also lead to increased price competition.  Further disruption and volatility of financial markets could limit our customers’ access to financing needed for operations.  If our clients enter into bankruptcy or liquidation, our revenues and profits may be materially negatively affected.

  Termination of a contract by a significant client and/or cancellation with short notice could reduce our revenue and profitability and adversely affect our financial condition.

Our five largest clients accounted for approximately 22% of our revenue in 2007.  The various agencies of the U.S. Federal Government represent our largest client, accounting for approximately 12% of total revenue in 2007, while no other client accounted for more than 3% of our total revenue.  Our clients typically retain us on a non-exclusive, engagement-by-engagement basis.  Most individual client assignments are from three to twelve months; however, many of our client relationships have continued for many years.  Although they may be subject to penalty provisions, clients may generally cancel a contract at any time with short notice.  Under many contracts, clients may reduce or delay their use of our services without penalty.  These terminations, reductions or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client, changes in client strategies or the economy generally.  When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.  Consequently, our profit margins may be adversely affected.

We depend on contracts with various federal, state and local government agencies for a significant portion of our revenue, and if the spending policies or budget priorities of these agencies change, we could lose revenue.

In 2007, approximately 28% of our revenue was from public sector clients, including federal, state, local and foreign governments and agencies.  The market for our services depends largely on federal and state legislative programs and the budgetary capability to support programs, including the continuance of existing programs.  These programs can be modified or amended at any time by acts of federal and state governments.  In addition, changes in federal initiatives or in the level of federal spending due to budgetary or deficit considerations may have a significant impact on our future financial performance, as may curtailment of the federal government’s use of consulting and technology services firms, the adoption of new laws or regulations that affect companies providing services to the federal government and potential delays in the government appropriation process.

Additionally, federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts.  Among other things, governments may terminate contracts with short notice for convenience, as well as for default, and cancel multi-year contracts if funds become unavailable.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of the price of our securities.

Our quarterly revenues, operating results and profitability have varied in the past and, in the future are likely to vary significantly from quarter to quarter, making them difficult to predict.  This may lead to volatility in the price of our securities.  Some of the factors that are likely to cause these variations are:

•                  the business decisions of our clients regarding the use of our services;

•                  the stage of completion of existing projects and/or their termination;

•                  client satisfaction with our services;

•                  our clients’ financial ability to pay for our services;

•                  our ability to properly manage and execute client projects, especially those under fixed-price arrangements;

•                  our ability to properly price fixed-price contracts to provide for adequate profits;

•                  our ability to maintain our profit margins and manage costs, including those for personnel and support services;

•                  acquisition and integration costs related to possible acquisitions of other businesses;

•                  changes in, or the application of changes in, accounting principles or pronouncements under U.S. generally accepted accounting principles;

•                  changes is significant accounting estimates:

•                  changes in interest rates on our debt:

•                  currency exchange rate fluctuations;

•                  changes in estimates, accruals or payments of variable compensation to our employees; and

•                  global, regional and local economic and political conditions and related risks.

Our profit margin, and therefore our profitability, is largely a function of the rates we charge for our services and the utilization rate, or chargeability, of our consultants.  Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our consultants, we will not be able to sustain our profit margin and our profitability will suffer.  A number of factors affect the rates we charge for our services, including:

•                  our clients’ perception of our ability to add value through our services;

•                  changes in our pricing policies or those of our competitors;

•                  the introduction of new products or services by us or our competitors;

•                  the use of globally-sourced, lower-cost service delivery capabilities by our competitors and our clients; and

•                  economic conditions in the U.S. and abroad.

Additionally, a number of factors affect our utilization rates, such as:

•                  seasonality, including number of workdays and holiday and summer vacations;

•                  our ability to transition consultants quickly from completed projects to new engagements;

•                  our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce; and

•                  our ability to manage employee turnover.

We could incur losses due to an impairment in the carrying value of our goodwill.

We have recorded a significant amount of goodwill on our consolidated balance sheet as a result of numerous acquisitions.  At September 30, 2008, the carrying value of our goodwill was $457.8 million. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. Under U.S. generally accepted accounting principles, we are required to test goodwill for impairment annually and do so during the second quarter of each year, as well as on an interim basis to the extent that factors or indicators become apparent that could reduce the fair value of any of our business units below its book value.  These determinations are based in part on several factors, including our judgments regarding the cash flow potential of each of our business units and involve projections that are inherently subject to change based on future events.  A significant downward revision in the fair value of one or more of our business units that cause the carrying value to exceed the fair value of the related business will cause the goodwill to be considered impaired and would result in a non-cash charge in our consolidated statement of operations.

Our current level of indebtedness places restrictions upon our business and changes in interest rates may adversely affect our operating results.

As of September 30, 2008, we had $182.0 million of outstanding indebtedness, which includes $81.0 million of convertible senior subordinated debentures (“Debentures”) and $101.0 million of bank borrowings.  Our $60.0 million unsecured bank revolving line of credit was replaced in early 2008 with a $200.0 million senior secured reducing revolving credit facility (“Revolving Credit Facility”) that expires on February 11, 2011.  We obtained the Revolving Credit Facility to provide funds for our working capital and general corporate purpose needs, including the repurchase of  our Debentures, which we completed as of December 15, 2008.  Substantially all of our assets secure the Revolving Credit Facility.

The Revolving Credit Facility contains specific limitations on the incurrence of additional indebtedness and liens, stock repurchases, investments, guarantees, mergers, dispositions and acquisitions, and a prohibition on the payment of any dividends.  Additionally, the Revolving Credit Facility requires CIBER to maintain specified financial covenants, including a maximum consolidated total leverage ratio, a maximum senior leverage ratio, a minimum interest coverage ratio and a minimum liquidity percentage.  On occasion, we have experienced instances of covenant non-compliance under our previous bank revolving line of credit that were waived by our lender.  If we fail to comply with any debt covenants in the future, however, we may not be able to obtain a waiver and could be in default under our Revolving Credit Facility.

The aggregate commitments under the Revolving Credit Facility reduce by $7.5 million each quarter end beginning on March 31, 2009, and continuing through December 31, 2010.  The Revolving Credit Facility matures on February 11, 2011, at which time the remaining $140.0 million of maximum credit available will terminate and all outstanding balances must be repaid in full.  In the past, we have been successful in generating sufficient cash flow from operations to reduce our indebtedness; however, that does not mean that we will be successful in doing so in the future.  If we are unable to repay outstanding balances that exceed our maximum credit available as the aggregate commitments under the Revolving Credit Facility are reduced, we will be in default unless we can obtain a waiver or extension.

Additionally, as we repurchase our Debentures using funds available under the Revolving Credit Facility, we are replacing a fixed rate borrowing with a variable rate borrowing.  We pay an annual fixed rate of interest of 2.875% on our Debentures, whereas we pay a variable interest rate based on either the Wells Fargo prime lending rate (“prime”) or a London interbank offered market rate (“LIBOR”) under our Revolving Credit Facility.  At September 30, 2008, our weighted average interest rate on our outstanding borrowing under our Revolving Credit Facility was 4.42%.  Given current interest rates, our annual interest expense is expected to increase in 2009 and will vary based on changes in prime and/or LIBOR.

Our business could be adversely affected if our clients are not satisfied with our services and we could face damage to our professional reputation and/or legal liability.

As a professional services firm, we depend largely on our relationships with our clients and our reputation for high-quality professional services and integrity to attract and retain clients.  Additionally, many of our engagements involve projects that are critical to the operations of our clients’ businesses.  If a client is not satisfied with the quality of work performed by us or a subcontractor, or with the type of services or solutions delivered, we could incur additional costs to address the situation, the profitability of that work might be impaired, and the client’s dissatisfaction with our services could damage our ability to obtain additional work from that client.  In addition, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts with current and prospective clients.

If we do not meet our contractual obligations to a client, it could subject us to legal liability.  Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop; however, these provisions may not protect us, or may not be enforceable under some circumstances or under the laws of some jurisdictions.  We may enter into non-standard agreements because we perceive an important economic opportunity or because our personnel did not adequately adhere to our guidelines.  We may find ourselves committed to providing services that we are unable to deliver or whose delivery will cause us financial loss.  If we cannot or do not fulfill our obligations, we could face legal liability.  Although we maintain professional liability insurance, the policy limits may not be adequate to provide protection against all potential liabilities.  In addition, if we were to fail to properly deliver on a project, we may not be able to collect any related accounts receivable or could even be required to refund amounts paid by the client.

We may experience declines in revenue and profitability if we do not accurately estimate the cost of a large engagement conducted on a fixed-price basis.

Although the percentage may vary from year to year, we estimate that approximately 20-25% of our total services revenue in 2007 was from engagements performed in accordance with fixed-price contracts.  When making a proposal or managing a fixed-price engagement, we rely on our estimates of costs and timing for completing the project.  These estimates reflect our best judgment regarding the efficiencies of our methodologies and consultants as we plan to apply them to the project.  Losses, if any, on fixed-price contracts are recognized when the loss is determined.  Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside of our control, could make these contracts less profitable or unprofitable and may affect the amount of revenue reported in any period.

Financial and operational risks of our international operations could result in a decline in revenue and profitability.

We have continued to expand our international operations and estimate that our foreign offices currently represent over 30% of our total revenue.  We operate in 17 foreign countries.  Due to our international operations, we are subject to a number of financial and operational risks that may adversely affect our revenue and profitability, including:

•                  the costs and difficulties relating to managing geographically diverse operations;

•                  foreign currency exchange rate fluctuations (discussed in more detail below);

•                  differences in, and uncertainties arising from changes in, foreign business culture and practices;

•                  restrictions on the movement of cash and the repatriation of earnings;

•                  multiple and possibly overlapping or conflicting tax laws;

•                  the costs of complying with a wide variety of national and local laws;

•                  operating losses incurred in certain countries and the non-deductibility of those losses for tax purposes; and

•                  differences in, and uncertainties arising from changes in legal, labor, political and economic conditions, as well as international trade regulations and restrictions, and tariffs.

The revenues and expenses of our international operations generally are denominated in local currencies.  Accordingly, we are subject to exchange rate fluctuations between such local currencies and the U.S. dollar.  These exchange rate fluctuations subject us to currency translation risk with respect to the reported results of our international operations and the cost of potential acquisitions.  There can be no assurance that we will not experience fluctuations in financial results from our operations outside of the U.S., and there can be no assurance that we will be able, contractually or otherwise, to reduce the currency risks associated with our international operations.  We manage our exposure to changes in foreign currency exchange rates through our normal operating and financing activities and, when deemed appropriate, with derivative financial instruments.  There is no assurance that we will continue to use such financial instruments in the future or that any such use will be successful in managing or controlling foreign currency risks.

A privacy breach could adversely affect our business.

The protection of client, employee, and company data is critical to the Company. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. In addition, our clients have a high expectation that we will adequately protect their confidential information. A significant breach of customer, employee, or company data could damage our reputation as well as result in lost revenue, significant remediation or indemnification costs, fines, or lawsuits.

If we are not able to anticipate and keep pace with rapid changes in technology, our business will be negatively affected.

Our success depends on our ability to develop and implement technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences.  We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace.  In addition, services, solutions and technologies developed by current or future competitors may make our service or solution offerings uncompetitive or obsolete.  Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

Unfavorable government audits could require us to adjust previously reported operating results, to forego anticipated revenue and subject us to penalties and sanctions.

The government agencies we contract with generally have the authority to audit and review our contracts with them.  As part of that process, the government agency reviews our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards.  An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our previously reported operating results.  For example, any costs that were originally reimbursed could be subsequently disallowed.  In this case, cash we have already collected may have to be refunded and operating margins may be reduced.

If a government audit uncovers improper or illegal activities by us, or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or disqualification from doing business with the government.  Any unfavorable determination could adversely affect our ability to bid for new work with one or more jurisdictions.

Our future success depends on our ability to continue to retain and attract qualified employees.

Our business involves the delivery of professional services and is highly labor intensive.  Our future success depends upon our ability to continue to attract, train, effectively motivate and retain highly-skilled technical, managerial, sales and marketing personnel.  Although we invest significant resources in recruiting and retaining employees, there is often considerable competition for certain personnel in the IT services industry, and as a result, employee turnover is generally high.  From time to time, we have trouble locating enough highly-qualified candidates that are in our desired geographic locations, with the required specific expertise or at the desired compensation levels.  The inability to attract and retain qualified employees in sufficient numbers could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus, maintain or increase our revenues.  Such conditions could also force us to resort to the use of higher-priced subcontractors, which would adversely affect the profitability of the related engagement.

In addition, we believe that there are certain key employees within the organization, primarily in the senior management team, who are important for us to meet our objectives.  Due to the competitive employment nature of our industry, there is a risk that we will not be able to retain these key employees.  The loss of one or more key employees could adversely affect our continued growth.  In addition, uncertainty created by turnover of key employees could result in reduced confidence in our financial performance, which could cause fluctuations in the price of our securities and result in further turnover of our employees.

The IT services industry is highly competitive, and we may not be able to compete effectively.

We operate in a highly competitive industry that includes a large number of participants.  We believe that we currently compete principally with other IT professional services firms, technology vendors and the internal information systems groups of our clients.  Many of the companies that provide services in our industry have significantly greater financial, technical and marketing resources than we do.  Our marketplace is experiencing rapid changes in its competitive landscape.  Some of our competitors have sought access to public and private capital and others have merged or consolidated with better-capitalized partners.  Larger and better-capitalized competitors have enhanced abilities to compete for market share generally and our clients specifically, in some cases, through significant economic incentives to clients to secure contracts.  These competitors may also be better able to compete for skilled professionals by offering them large compensation incentives.

One or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins.  In addition, there are relatively few barriers to entry into our industry.  As a result, we have faced and expect to continue to face, competition from new entrants into our market.  We may be unable to compete successfully with current or future competitors, and our revenue and profitability may be adversely affected.

If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed.  We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles.  We maintain allowances against receivables, but actual losses on client balances could differ from those that we currently anticipate and as a result, we might need to adjust our allowances.  There is no guarantee that we will accurately assess the creditworthiness of our clients.  In addition, timely collection of client balances depends on our ability to complete our contractual commitments and bill and collect our contracted revenues.  If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected.

We may be unable to complete future acquisitions on favorable terms.

In the past several years, our acquisition strategy has centered upon our need to further augment business segments with additional vertical areas of expertise, consultants or geographic reach. Our acquisition strategy has been central to our ability to expand our business model. Under our Revolving Credit Facility, for the remainder of 2008, we are required to use only the proceeds of any potential offering to pay the cash purchase price for any potential acquisition, or to the extent we do not complete one or both of our previously announced acquisitions in 2008, we must use the proceeds from any potential offering in 2008 to pay down our Revolving Credit Facility.  In 2009, we may use up to $5,000,000 in cash or borrowings under our Revolving Credit Facility for any acquisitions, after which amount, the current limitations that apply for the remainder of 2008 will apply. There can be no assurance that any potential acquisitions will close on a timely basis, or at all. Further, there can be no assurance that we will be able to identify and complete future acquisitions at reasonable prices or on favorable terms. In addition, we face competition in making acquisitions. This may adversely affect the trading price of our Common Stock or financial results and operations.

We may experience operational and other difficulties if we complete one or more significant acquisitions.

As part of our acquisition strategy, we are engaged in a continual review of opportunities to make strategic acquisitions. When we acquire a company, we may experience the need to hire additional personnel, difficulties in integrating the acquired company, increases in our general and administrative expenses and related problems. In the event we experience these difficulties in connection with one or more acquisitions, our business or financial results may be adversely affected.

A small number of our executive officers and directors own a significant portion of our Common Stock, which could limit your ability to influence the outcome of any stockholder vote.

Our executive officers and directors beneficially own approximately 10.9% of our Common Stock as of December 17, 2008. As a result, these individuals and entities will be able to influence the outcome of stockholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our certificate of incorporation or proposed mergers or other significant corporate transactions.

We have adopted anti-takeover defenses that could make it difficult for another company to acquire control of CIBER or limit the price investors might be willing to pay for our stock, thus affecting the market price of our securities.

We have adopted a Rights Agreement, commonly known as a “poison pill,” under which each stockholder of the Company holds one share purchase right, which we refer to as a Right, for each share of Company Common Stock held.  The Rights become exercisable upon the occurrence of certain events and may make the acquisition of our Company more difficult and expensive. In addition, our certificate of incorporation and bylaws each contain provisions that may make the acquisition of our Company more difficult without the approval of our board of directors, including a provision that gives our board of directors the ability to issue Preferred Stock and determine the rights and designations of the Preferred Stock at any time without stockholder approval.  The rights of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future.  The issuance of Preferred Stock by our board of directors pursuant to our certificate of incorporation could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of CIBER.  In addition, the staggered terms of our board of directors could have the effect of delaying or deferring a change in control.  These provisions could limit the price that investors might be willing to pay in the future for our securities, and as a result, the price of our securities could decline.

The above factors and certain provisions of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or otherwise delaying or preventing changes in the control or management of CIBER; this could adversely affect transactions in which our stockholders might otherwise receive a premium over the then-current market price for their CIBER securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or PSLRA. The words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The text under the heading “Risk Factors” in this prospectus contains or refers to certain cautionary statements regarding our business that potential investors and others should consider. These statements discuss matters which may in part be contained elsewhere in, or incorporated by reference in, this prospectus or the accompanying prospectus or which may have been contained in other documents prepared by us under federal or state securities laws. This discussion is intended to take advantage of the “safe harbor” provisions of the PSLRA. We do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this prospectus, the accompanying prospectus, and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed in the section entitled “Risk Factors” of this prospectus or incorporated by reference herein will be important in determining future results. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Actual future results may vary materially from expectations expressed in our prior communications.

USE OF PROCEEDS

Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from sales of securities by us for general corporate purposes. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement will describe the relevant terms of the debt to be repaid.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is set forth below. For purposes of computing these ratios, earnings represent pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries. Fixed charges represent interest expense, including amounts capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness, and the estimate of interest within rental expense.

	Nine Months Ended	Year Ended December 31,
	Sept. 30, 2008	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges	3.73	4.00	3.75	3.64	5.23	5.52

DESCRIPTION OF SECURITIES WE MAY OFFER

Debt Securities

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below. However, no prospectus supplement shall fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness.

As of September 30, 2008, we had $81.0 million in outstanding registered debt securities, our 2.875% Convertible Senior Subordinated Debentures, or the Debentures.  The Debentures are general unsecured obligations and are subordinated in right of payment to all of our indebtedness and other liabilities.  Debenture holders may require us to repurchase their Debentures on December 15, 2008, 2010, 2013 and 2018, or at any time prior to their maturity in the case of certain events, at a repurchase price of 100% of their principal amount plus accrued interest.  From December 20, 2008, to, but not including December 15, 2010, we may redeem any of the Debentures if the closing price of our Common Stock exceeds 130% of the conversion price for at least 20 trading days in any 30 consecutive trading day period.  Beginning December 15, 2010, we may, by providing at least 30-days’ notice to the holders, redeem any of the Debentures at a redemption price of 100% of their principal amount, plus accrued interest.  In 2005, we made an irrevocable election to settle in cash and not in shares 100% of the principal amount of the Debentures surrendered for conversion.  As a result, upon conversion we will deliver cash in lieu of our Common Stock.  Given our current stock price and market interest rates, we expect that we will be required to repurchase most or all of the remaining $81.0 million of Debentures on December 15, 2008.  As such, from January 1, 2008, through September 30, 2008, we repurchased and retired $94.0 million of our Debentures, leaving $81.0 million outstanding.  We may voluntarily continue to repurchase some of the Debentures prior to December 15, 2008.  We believe our existing Revolving Credit Facility with Wells Fargo Bank, N.A. and our expected cash flow will provide sufficient available resources to cover the payment of any Debentures that we will have to settle in 2008.

To the extent that we issue senior debt securities in the future, we will issue the senior debt securities under the senior indenture that we will enter into with the trustee named in the senior indenture. We will issue the subordinated debt securities under the subordinated indenture that we will enter into with the trustee named in the subordinated indenture. We have filed forms of these documents as exhibits to the registration statement which includes this prospectus. We use the term “indentures” in this prospectus to refer to both the senior indenture and the subordinated indenture.

The indentures will be qualified under the Trust Indenture Act of 1939, as amended, or Trust Indenture Act. We use the term “debenture trustee” to refer to either the trustee under the senior indenture or the trustee under the subordinated indenture, as applicable.

The following summaries of material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the indenture that contains the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

We will describe in each applicable prospectus supplement the terms relating to a series of debt securities, including:

•	the title;

•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and who the depositary will be;

•	the maturity date;

•

whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•

the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemptions provisions;

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will restrict our ability or the ability of our subsidiaries to:

	•	incur additional indebtedness;

	•	issue additional securities;

	•	create liens;

	•	pay dividends or make distributions in respect of our capital stock or the capital stock of our subsidiaries;

	•	redeem capital stock;

	•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

	•	make investments or other restricted payments;

	•	sell or otherwise dispose of assets;

	•	enter into sale-leaseback transactions;

	•	engage in transactions with stockholders or affiliates;

	•	issue or sell stock of our subsidiaries; or

	•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of certain material or special United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•

whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof; and

•

any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms that may be required by us or advisable under applicable laws or regulations.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our ordinary shares or our other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our ordinary shares or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

The indentures do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquiror of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate. If the debt securities are convertible for our other securities or securities of other entities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Events of Default Under the Indenture

The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, premium or sinking fund payment, if any, when due and payable and the time for payment has not been extended or delayed;

•

if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the debenture trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

•

the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “Consolidation, Merger or Sale”;

•	to comply with any requirements of the SEC in connection with the qualification of any indenture under the Trust Indenture Act;

•

to add to, delete from or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication and delivery of debt securities, as set forth in the indenture;

•

to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided under “General” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities and to make all appropriate changes for such purpose;

•

to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, and to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default; or

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	recover excess money held by the debenture trustee;

•	compensate and indemnify the debenture trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the debenture trustee money or government obligations sufficient to pay all the principal of, any premium and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

•

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, or any depositary named by us and identified in a prospectus supplement with respect to that series. At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Debenture Trustee

The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Debt Securities

The subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated debt securities that we may issue. It also does not limit us from issuing any other secured or unsecured debt.

Common Stock

General

We are authorized to issue 100,000,000 shares of Common Stock, $0.01 par value per share. Our common stock is traded on the New York Stock Exchange under the symbol “CBR.” As of December 24, 2008, 60,080,618 shares of our Common Stock were outstanding, and the closing price of our Common Stock on the New York Stock Exchange, or NYSE, was $3.82. The holders of our Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our Common Stock will possess all of the voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board of directors from time to time, the holders of our Common Stock will be entitled to the dividends as may be declared from time to time by our board of directors from funds legally available for dividends, and, upon liquidation, will be entitled to receive pro rata all assets available for distribution to the holders of our Common Stock. Our certificate of incorporation does not provide for the holders of Common Stock to have preemptive, subscription or redemption rights. Associated with each share of Common Stock is a share purchase right, which we refer to as a Right, which will not be exercisable or be evidenced separately from the Common Stock prior to the occurrence of certain events. Prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from the registrant’s Common Stock, will be transferred with and only with such Common Stock, and will have no value except as reflected in the market price of the shares of Common Stock to which they are attached.

For additional information regarding our Capital Stock and poison pill, see our registration statements on Form 8-A and the amendments thereto, which are incorporated by reference herein and described in the section “Incorporation of Documents by Reference” on page 31 of this prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is The Corporation Trust Company.

Exchange Listings

Our Common Stock is listed on the New York Stock Exchange, or “NYSE” under the symbol “CBR.”

Preferred Stock

We are authorized to issue 5,000,000 shares of Preferred Stock. As of the date of this prospectus, there no shares of Preferred Stock outstanding. Subject to limitations prescribed by Delaware law and the

Company’s certificate of incorporation and bylaws, the board of directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors or duly authorized committee thereof. Preferred Stock may be issued by our board of directors pursuant to our certificate of incorporation and will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

The prospectus supplement relating to the series of Preferred Stock offered thereby will describe the specific terms of such securities, including:

•	the distinctive serial designation of such series of Preferred Stock which shall distinguish it from other series of Preferred Stock;

•	the number of shares of such Preferred Stock offered in such series;

•

the dividend rate (or method of determining such rate) payable to the holders of the shares of such series and, if so, the basis on which such holders shall be entitled to receive dividends, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable;

•

whether dividends on the shares of such series shall be cumulative and, if so, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

•

the amount or amounts, if any, which shall be payable out of the assets of the corporation to the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payments of the shares of such series;

•

the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Company or at the option of the holder of holders thereof or upon the happening of a specified event or events;

•

the obligations, if any, of the Company to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•

whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Company or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company or other securities or property of the Company or any other entity, and the price or prices (in cash, securities or other property or a combination thereof) or rate or rates of exchange or conversion and any adjustments applicable thereto;

•

whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights, which may provide, among other things and subject to other provisions of the Company’s certificate of incorporation, that each share of such series shall carry one vote or more or less than one vote per share, that the holders of such series shall be entitled to vote on certain matters as a separate class (which for such purpose may be composed solely of such series or of such series and one or more other series or classes of stock of the Company) and that all shares of such series entitled to vote on a particular matter shall be deemed to be voted on such matter in the manner that a specified portion of the voting power of the shares of such series of separate class are voted on such matter; and

•	any other related rights, preferences and limitations of the shares of the series not inconsistent with the foregoing or with applicable law.

The statements above describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company’s certificate of incorporation (including the applicable certificate of designations) and bylaws and the General Corporation Law of the State of Delaware.

Transfer Agent

The registrar and transfer agent for a particular series of Preferred Stock will be set forth in the applicable prospectus supplement.

Warrants

The Company may offer by means of this prospectus warrants for the purchase of its debt securities Preferred Stock or Common Stock, which we refer to as warrants. The Company may issue warrants separately or together with any other securities offered by means of this prospectus, and the warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement, which we refer to each as a Warrant Agreement, to be entered into between the Company and a warrant agent specified therein. The warrant agent will act solely as an agent of the Company in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•                  the title of such warrants;

•                  the aggregate number of such warrants;

•                  the price or prices at which such warrants will be issued;

•                  the currencies in which the price or prices of such warrants may be payable;

•                  the designation, amount and terms of the securities purchasable upon exercise of such warrants;

•                  the designation and terms of the other securities with which such warrants are issued and the number of such warrants issued with each such security;

•                  if applicable, the date on and after which such warrants and the securities purchasable upon exercise of such warrants will be separately transferable;

•                  the price or prices at which and currency or currencies in which the securities purchasable upon exercise of such warrants may be purchased;

•                  the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•                  the minimum or maximum amount of such warrants which may be exercised at any one time;

•                  information with respect to book-entry procedures, if any;

•                  a discussion of material federal income tax considerations; and

•                  any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

BOOK-ENTRY SECURITIES

The securities offered by means of this prospectus may be issued in whole or in part in book-entry form, which means that beneficial owners of the securities will not receive certificates, or notes representing the debt securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. The Depository Trust Company is expected to serve as depository. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company anticipates that the following provisions will apply to depository arrangements.

Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual securities represented by such global security to the accounts of persons that have accounts with such depository, who are called “participants.” Such accounts shall be designated by the underwriters, dealers or agents with respect to the securities or by the Company if the securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to the depository’s participants or persons that may hold interests through such participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depository or its nominee (with respect to beneficial interests of participants) and records of the participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or nominee, as the case may be, will be considered the sole owner or holder of the securities represented by such global security for all purposes under the applicable indenture or other instrument defining the rights of a holder of the securities. Except as provided below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture or other instrument defining the rights of the holders of the securities.

Payments of amounts payable with respect to individual securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security representing such securities. None of the Company, its officers and directors or any trustee, paying agent or security registrar for an individual series of securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depository for a series of securities offered by means of this prospectus or its nominee, upon receipt of any payment of principal, premium, interest, dividend or other amount in respect of a permanent global security representing any of such securities, will immediately credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for such securities as shown on the records of such depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such participants.

If a depository for a series of securities at any time is unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual securities of such series in exchange for the global security representing such series of securities. In addition, the Company, at any time and in its sole discretion, but subject to any limitations described in the applicable prospectus supplement relating to such securities, may determine not to have any securities of such series represented by one or more global securities and, in such event, will issue individual securities of such series in exchange for the global security or securities representing such series of securities.

PLAN OF DISTRIBUTION

The Company may sell securities offered by means of this prospectus to one or more underwriters for public offering and sale by them or may sell such securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the prospectus supplement relating to the securities. The Company will bear all costs, fees and expenses incurred in connection with the registration of the offering of securities under this prospectus.

Underwriters may offer and sell securities offered by means of this prospectus at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company’s agents to offer and sell securities by means of this prospectus upon the terms and conditions as are set forth in the prospectus supplement relating to such securities. In connection with a sale of securities offered by means of this prospectus, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities offered by means of this prospectus to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of securities offered by means of this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them upon the resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If so indicated in a prospectus supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities of the series to which such prospectus supplement relates providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular offered securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (1) the purchase by an institution of the particular securities offered shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (2) if the particular securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such securities or number of warrants less the principal amount or number thereof, as the case may be, covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance by the Company or such institutional investors thereunder.

The Company may agree to sell securities to an underwriter for a delayed public offering and may further agree to adjustments before the public offering to the underwriters’ purchase price for the securities based on changes in the market value of the securities. The prospectus supplement relating to any such public offering will contain information on the number of securities to be sold, the manner of sale or other distribution, and other material facts relating to the public offering.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of 100,000,000 shares of Common Stock, $0.01 par value per share and 5,000,000 shares, $0.01 par value, of Preferred Stock. As of December 17, 2008, we had 60,080,618 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

The following discussion summarizes the rights and privileges of our outstanding capital stock and certain securities that may be convertible into our capital stock, which is more fully described in our Restated Certificate of Incorporation, as amended, which has been filed with the SEC on our Form 10-Q for the quarter ended September 30, 2005 and have been incorporated by reference into the registration statement of which this prospectus forms a part.

Common Stock

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Except for and subject to those preferences, rights and privileges expressly granted to the holders of Preferred Stock, and except as may be provided by the laws of the State of Delaware, the holders of Common Stock shall have exclusively all other rights of stockholders of the Company, including, but not by way of limitation, (i) the right to receive dividends, when, as and if declared by the board of directors of the Company (the “board of directors”) out of assets lawfully available therefore, and (ii), in the event of any distribution of assets upon the dissolution and liquidation of the Company, the right to receive ratably and equally all of the assets of the Company remaining after the payment to the holders of Preferred Stock of the specific amounts, if any, which they are entitled to receive as may be provided herein or pursuant hereto. Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock.

In accordance with certain provisions in our certificate of incorporation and bylaws, on August 31, 1998, we adopted a Rights Agreement which has since been amended and restated by the First Amended and Restated Rights Agreement, dated as of May 2, 2008, which we refer to as the Rights Agreement. Under the Rights Agreement, commonly known as a “poison pill,” each stockholder of the Company holds one share purchase right, which we refer to as a Right, for each share of Company Common Stock held. The Rights become exercisable in the event that an acquiring party accumulates 15 percent or more of the Company’s outstanding shares of Common Stock, and in certain other circumstances. If this were to occur, subject to certain exceptions, each Right (except for the Rights held by the acquiring party) would allow its holder to purchase the Company’s Common Stock with a value equal to twice the exercise price of the Right, which is $37, and which we refer to as the Purchase Price. In addition, in the event that, after an acquiring party has accumulated 15 percent or more of the Company’s outstanding shares of Common Stock, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets, cash flow or earning power are sold, each unexercised Right (except for the Rights held by the acquiring party) would thereafter allow its holder to purchase stock of the acquiring company (or the Company’s Common Stock if it is the surviving company to the transaction) with a value equal to twice the Purchase Price of the Right. Prior to the issuance of Common Stock pursuant to the Rights, the Rights will not be evidenced separately from the Company’s Common Stock, will be transferred with and only with such Common Stock, and will have no value except as reflected in the market price of the shares of Common Stock to which they are attached. Our Rights Agreement could have the effect of making it more difficult and expensive for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of CIBER.

In addition, our certificate of incorporation gives our board of directors the ability to issue Preferred Stock and determine the rights and designations of the Preferred Stock at any time without stockholder approval. The rights of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of Preferred Stock by our board of directors pursuant to our certificate of incorporation could have the effect of making it more difficult and expensive for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of CIBER. In addition, the staggered terms of our board of directors could have the effect of delaying or deferring a change in control.

Preferred Stock

We are authorized to issue 5,000,000 shares of Preferred Stock. As of the date of this prospectus, we have not issued any shares of Preferred Stock. Subject to limitations prescribed by Delaware law and the Company’s certificate of incorporation and bylaws, the board of directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors or duly authorized committee thereof. Preferred Stock may be issued by our board of directors pursuant to our certificate of incorporation will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov. In addition, we maintain an Internet website that contains information about us, including our SEC filings, at www.ciber.com. The information contained on our website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information.  The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede the information filed earlier.  We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, (excluding any information furnished and not filed with the SEC) until the offering of the securities covered by this prospectus is completed:

•                  Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2007;

•                  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008;

•                  Our Current Reports on Form 8-K filed on February 13, 2008 (specifically excluding the Current Report on Form 8-K on such date furnishing information pursuant to Items 2.02 and 9.01 of Form 8-K), February 14, 2008, February 28, 2008, May 2, 2008 (two Current Reports on Form 8-K filed on such date), May 5, 2008 and October 14, 2008 (specifically excluding the Current Report on Form 8-K on such date furnishing information pursuant to Items 2.02 and 9.01 of Form 8-K);

•                  Our Form 8-As relating to our Common Stock filed with the SEC on February 25, 1994 and June 17, 1997; and

•                  Our Form 8-A and amendments thereto relating to our stock purchase rights filed with the SEC on September 14, 1998, April 11, 2003 and May 2, 2008.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described above. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in the prospectus or the applicable prospectus supplement, at no cost, by writing or telephoning to:

CIBER, Inc.

6363 South Fiddler’s Green Circle, Suite 1400

Greenwood Village, Colorado 80111

Attn: Investor Relations

(303) 220-0100

Readers should rely only on the information provided or incorporated by reference in the prospectus or the applicable prospectus supplement.  Readers should not assume that the information in the prospectus or the applicable prospectus supplement is accurate as of any date other than the date on the front cover of the document.

EXPERTS

The consolidated financial statements of the Company appearing in the Company’s Annual Report (Form 10-K/A) for the year ended December 31, 2007, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

In connection with particular offerings of securities in the future, the legal validity of the securities will be passed upon for us by Hogan & Hartson L.L.P. and any underwriters, dealers or agents, by counsel named in the applicable prospectus supplement.

8,000,000 Shares

CIBER, Inc.

Common Stock

Prospectus Supplement

February 19, 2009